

Management's Discussion and Analysis
and
Condensed Quarterly Financial Statements

30 June 2019
(Unaudited)

Asian Development Bank



CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

Strategy 2030 and Growth of Lending Operations

ADB launched in July 2018 its new long-term corporate strategy, Strategy 2030, which sets the course for ADB's efforts to respond effectively to the region's changing needs. Under Strategy 2030, ADB's vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB is moving ahead with actions to implement Strategy 2030 through the preparation of seven operational plans as well as action plans for private sector operations and knowledge management.

At the 52nd Annual Meeting held in May 2019 in Fiji, the Board of Governors showed strong support for Strategy 2030 and commended ADB on its achievements in 2018, including strong level of commitments and disbursements, private sector operations, and climate finance. During the 52nd Annual Meeting, the Board of Governors also adopted a resolution to allocate $841 million in 2018 net allocable income from ordinary capital resources (OCR) which is the highest in ADB history. The allocation included transfers of (i) $259 million to Asian Development Fund (ADF) which provides grants to ADB's low-income member countries; (ii) $80 million to Technical Assistance Special Fund; and (iii) $3 million to Financial Sector Development Partnership Special Fund.

The transfer of ADF assets to OCR in 2017 enabled ADB to use its existing resources more efficiently and effectively which resulted in the continuing growth through expansion of its lending operations during the six months ended 30 June 2019.

2019 Financial Results

OCR's operating income for the six months ended 30 June 2019 was $560 million, an increase from the $499 million in 2018. Continuous growth in outstanding loans and higher interest rates increased the net revenue from loans and liquidity investment after borrowings and related expenses by $90 million in 2019. These were offset by the decrease in revenue from equity investments due to the large realized gains from equity investment disposal in 2018. Provision for loan losses for the six months ended 30 June 2019 was $19 million, representing a decrease of $77 million compared to the same period in 2018.

Net income for the six months ended 30 June 2019 increased by $338 million from $361 million in 2018. An increase in net unrealized gains of $253 million complemented the increase in operating income. A large part of the increase in net unrealized gains comes from favorable fair value changes of listed equity investments in nonsovereign operations.

Loan operations: OCR's loan commitments for sovereign and nonsovereign operations during the six months ended 30 June 2019 totaled $6,574 million, a $749 million or 13% increase from the $5,825 million in 2018. Of the $749 million increase in OCR loan commitments, $444 million was from sovereign operations and $305 million was from nonsovereign operations. Total disbursements for the six months ended 30 June 2019 was $5,161 million, a $391 million or 8% increase from $4,770 million in 2018, where the increase was primarily due to higher disbursements of regular OCR project loans. The growth in disbursement continued to increase the total outstanding loan balance to $108,008 million, compared to $106,405 million as of 31 December 2018.

Investments for liquidity purpose and borrowings: In line with the ADF assets transfer to OCR in 2017 and the subsequent increase of lending operations, liquidity investments and borrowings increased since 2017.

OCR liquidity investments after swaps slightly increased by 5% to $37,457 million compared to $35,526 million at 31 December 2018. OCR borrowings after swaps amounted to $96,526 million, a 3% increase from the balance of $93,750 million as of 31 December 2018. Due to the higher market interest rates, both the return on investments and cost of borrowings for the six months ended 30 June 2019 increased. (Return on investments: 2.52% – 2019; 2.11% – 2018; Cost of borrowings: 2.75% – 2019; 1.95% – 2018)

Capital subscription: In October 2018, the Board of Governors approved the application for membership of Niue. Nuie's membership and capital subscription became effective in March 2019.

This document should be read in conjunction with the Management's Discussion and Analysis and Financial Statements for the financial year ended 31 December 2018. ADB undertakes no obligation to update any forward-looking statements made in such documents.

I. OVERVIEW

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (the Charter). ADB is owned by 68 members, 49 of which are regional members providing 63.4% of its capital and 19 non-regional members providing 36.6% of its capital.

In July 2018, ADB launched its new long-term corporate strategy, Strategy 2030, which sets the course for ADB's efforts to respond effectively to the region's changing needs. Under Strategy 2030, ADB's vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB provides various forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance (TA), grants, guarantees, and equity investments. These instruments are financed through ordinary capital resources (OCR), Special Funds, and trust funds. The Charter requires that funds from each resource be kept and used separately. Trust funds are generally financed by contributions and administered by ADB as the trustee.

ADB also offers debt management products to its sovereign and sovereign-guaranteed borrowers and entities fully guaranteed by members such as interest rate swaps and cross currency swaps for their third party liabilities. In addition, ADB provides policy dialogue and advisory services, and mobilizes financial resources through its cofinancing operations. Cofinancing for ADB projects can be in the form of external loans, grants for TA and components of loan projects, equity, and credit enhancement products such as guarantees and syndications.

II. ORDINARY CAPITAL RESOURCES

Funding of OCR lending, investment and other general operations comes from three distinct sources: borrowings from capital markets and private placements; paid-in capital provided by shareholders; and accumulated retained income (reserves). To finance its OCR lending operations, ADB issues debt securities in the international and domestic capital markets. ADB's debt securities carry the highest possible investment ratings from three major international credit rating agencies.

On 1 January 2017, ADB transferred the concessional lending operation of the Asian Development Fund (ADF) to OCR. Concessional lending is being continued on the same terms and conditions as before through the OCR window. The ADF continues to provide grant assistance. The transfer expanded ADB's lending capacity—particularly to poor countries and the private sector, enhanced its risk-bearing capacity, and strengthened its readiness to respond to future economic crises and natural disasters.

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A. Basis of Financial Reporting

Statutory reporting. ADB prepares OCR financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP), referred to in this document as the "statutory reporting basis."

ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of hedging criteria under US GAAP does not make fully evident ADB's risk management strategies.

ADB reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the period as part of net income. To apply a consistent accounting treatment between the borrowings and their related swaps, ADB elects to measure all borrowings that are swapped or are intended to be swapped in the future at fair value. All equity investments, except for those accounted for under the equity method, and investments for liquidity purpose are reported at fair value. ADB continues to report its loans and the remaining borrowings at amortized cost.

Management reporting. ADB reports operating income, which excludes the impact of the unrealized gains or losses from fair value adjustments associated with financial instruments and unrealized proportionate share of income or loss from equity investments accounted for under the equity method. ADB uses operating income as the key measure to manage its financial position, make financial management decisions, and monitor financial ratios and parameters.

ADB intends to hold most borrowings and related swaps until maturity or call, hence net interim unrealized gains and losses reported under the statutory reporting basis will generally converge with the net realized income and expenses that ADB recognizes over the life of these financial instruments.

For equity investments, ADB generally holds its investments until ADB's development role has been fulfilled. Any gains or losses from equity investments recorded at fair value will be realized and included in the operating income when ADB exits the investments. Therefore, the periodic net unrealized gains or losses are excluded from the operating income until the exit date.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of 30 June 2019 is provided in the Appendix.

B.   Selected Financial Data

Selected financial data are presented on statutory reporting and management reporting bases (Table 1). Return on average earning assets and return on equity, under statutory and management reporting bases, increased due to higher net income and operating income during the six months ended 30 June 2019 compared to the same period in 2018. Return on loans, return on investments for liquidity purposes, and cost of borrowings have increased, under both reporting bases, due to the higher average US interest rates. Income and expenses are discussed in the Overall Financial Results section. Figure 1 shows the interest rate trends.

Table 1: Selected Financial Data
(%, unless otherwise stated)

Item	30 June 2019	30 June 2018	31 December 2018
Operational Highlights			
Loans,[a] Guarantees, EI, and ODS Committed ($ million)	6,768	5,959	20,158
Loan Disbursements ($ million)	5,161	4,770	13,120
Loan Principal Repayments and Prepayments ($ million)	3,587	2,963	6,940
Loans, EI, and ODS Outstanding ($ million)	110,158	103,795	108,303
Statutory Reporting Basis			
Net Income ($ million)	699	361	750
Return on Average Earning Assets	0.85	0.53	0.52
Return on Equity	2.42	1.50	1.49
Return on Loans – Operations	3.03	2.36	2.62
Return on Investments for Liquidity Purpose	2.52	2.11	2.24
Cost of Borrowings	2.75	1.95	2.35
Management Reporting Basis			
Operating Income[b] ($ million)	560	499	889
Return on Average Earning Assets	0.76	0.62	0.62
Return on Equity	2.14	1.75	1.74
Return on Loans – Operations	3.02	2.37	2.61
Return on Investments for Liquidity Purpose	2.59	2.11	2.26
Cost of Borrowings	2.78	2.01	2.28

EI = equity investments, ODS = other debt securities.

[a] Excludes revolving credit facility.

[b] Operating income is defined as net income before unrealized gains or losses, ADB's proportionate share in unrealized gains or losses from equity investment accounted for under the equity method.

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C. Overall Financial Results

Net income. Table 2 presents the overall financial results for the six months ended 30 June 2019 and 2018. OCR reported higher net income of $699 million compared with $361 million reported in 2018. A large part of the increase comes from the favorable fair value changes of equity investments and the higher operating income in 2019.

Table 2: Overall Financial Results for the Six Months Ended 30 June
($ million)

Item	2019	2018	Change
Revenue from loans – operations, net[a]	**1,643**	**1,221**	**422**
Sovereign – Regular	1,204	828	376
Sovereign – Concessional	279	262	17
Nonsovereign	160	131	29
Revenue from investments for liquidity purpose, net	**471**	**430**	**41**
Interest	469	442	27
Realized gains (losses) on sale of investments	2	(12)	14
Revenue from equity investments – operations, net	**18**	**119**	**(101)**
Realized gains[b]	11	95	(84)
Dividends and others[c]	7	24	(17)
Revenue from guarantees – operations	**13**	**11**	**2**
Revenue from other debt securities – operations, net	**23**	**12**	**11**
Revenue from other sources	**25**	**28**	**(3)**
Borrowings and related expenses	**(1,322)**	**(949)**	**(373)**
Provision for loan losses	**(19)**	**(96)**	**77**
Administrative expenses – OCR	**(284)**	**(272)**	**(12)**
Other expenses	**(8)**	**(5)**	**(3)**
Operating income	**560**	**499**	**61**
Net unrealized gains (losses)	**119**	**(134)**	**253**
Fair value changes	123	(57)	180
Reclassification of unrealized gains on divested EI[b]	(4)	(76)	72
Translation adjustments of nonfunctional currencies	0	(1)	1
Proportionate share of gains (losses) from EI accounted for under the equity method – unrealized	**20**	**(4)**	**24**
Net income	**699**	**361**	**338**

( ) = negative, – = nil, EI = equity investments, OCR = ordinary capital resources.
Note: 0 = amount less than $0.5 million.

[a] Includes interest revenue, commitment charges, amortization of front-end fees and loan origination cost and interest on asset swaps. Excludes funding costs.

[b] Disposal of equity investments in 2019 resulted in recognizing $11 million realized gains ($95 million – 2018), which included unrealized gains up to 31 December 2018 of $4 million ($76 million – up to 31 December 2017). The unrealized gains of $4 million up to 31 December 2018 ($76 million – up to 31 December 2017) were reclassified to realized gains.

[c] Includes dividend ($4 million – 2019; $3 million – 2018) and proportionate share in realized gains from equity investments under the equity method ($3 million – 2019; $21 million – 2018).

Operating income.[1] Operating income for the six months ended 30 June 2019 increased to $560 million, from $499 million reported in 2018. The change in operating income was primarily driven by:

- Revenue from loans – operations increased by $422 million due to the: (i) 6% increase in the average loan outstanding balance (Figure 2), and (ii) higher average US dollar LIBOR rates during the applicable period;

- Revenue from investments for liquidity purpose increased by $41 million, despite the decrease in average outstanding balances (Figure 2), primarily due to higher market interest rates for the applicable investment period;

- Revenue from equity investments – operations decreased by $101 million mainly due to the large disposal gains in 2018 and lower proportionate share in realized gains in 2019 for those accounted under the equity method;

- Borrowings and related expenses increased by $373 million largely because of higher average market interest rates during the six months ended 30 June 2019 compared with the same period in 2018 as well as the slight increase in average outstanding borrowings (Figure 2); and

- Provision for loan losses for nonsovereign loans decreased by $77 million from $96 million in 2018 to $19 million in 2019.



Figure 1: Selected US Dollar Interest Rates (%)

LIBOR = London interbank offered rate, Q = quarter, US = United States.
Source: Bloomberg Finance L.P.



Figure 2: Average Outstanding Balances of Major Balance Sheet Items as of 30 June ($ million)

[a] Average balance after swaps, including the impact of fair value adjustments associated with loan-related derivatives, unamortized net loan origination costs, and allowances for loan losses and HIPC debt relief.
[b] Average balance after swaps, including the impact of fair value adjustments associated with investment-related derivatives, securities purchased under resale arrangements, and securities transferred under repurchase agreements.
[c] Average balance after swaps, including the impact of fair value adjustments associated with swapped borrowings and related derivatives, accrued interest, unamortized discount or premium and issuance expense, and payable under repurchase agreements.

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[1] Operating income is defined as net income before unrealized gains (losses) and ADB's proportionate share in unrealized gains or losses from equity investment accounted for under the equity method.

Net unrealized gains (losses). For the six months ended 30 June 2019, ADB reported net unrealized gains of $119 million ($134 million losses – 2018). As shown in Table 3, increase of net unrealized gains was mainly attributed to favorable fair value changes of listed equity investments amounting to $129 million during the six months ended 30 June 2019 compared with the unfavorable fair value change of $26 million during the same period in 2018.

Table 3: Details of Unrealized Gains (Losses)
For the Six Months Ended 30 June
($ million)

Item	2019	2018	Change
Fair value changes from:	123	(57)	180
Borrowings and related swaps	19	(21)	40
Loans – related swaps	2	(8)	10
Investments – related swaps	(27)	(2)	(25)
Equity investments	129	(26)	155
Reclassification of unrealized gains on divested equity investment	(4)	(76)	72
Translation adjustments of nonfunctional currencies	0	(1)	1
Total	**119**	**(134)**	**253**

( ) = negative.

Note: 0 = Amount less than $0.5 million.

1. Review of Loan Activities

Loans – operations. ADB's OCR lending falls into two categories: sovereign and nonsovereign. Sovereign lending consists of regular OCR loans and concessional OCR loans. Sovereign regular OCR loans are available to sovereign and sovereign-guaranteed borrowers in ADB DMCs that have attained higher economic development and concessional OCR loans are available to DMCs with per capita gross national income below ADB operational cutoff and limited or low creditworthiness. OCR offers sovereign lending products broadly in three modalities:

- Project – Also known as investment lending, it finances expenditures incurred for discrete investment projects. This modality focuses on transactions and disburses funds incrementally based on evidence of expenditures for inputs.

- Policy-based – It supports reforms and improves policies. It provides budget support to governments to address development financing needs. ADB disburses funds based on evidence of the fulfillment of policy actions such as enacting new regulations or adopting new policy frameworks which aim to create an enabling environment for public and private sector operations, leading to improved growth prospects and economic efficiency. ADB offers four policy-based lending products, each catering to a different situation in a DMC: stand-alone policy-based lending, programmatic approach, special policy-based lending, and countercyclical support facility (CSF).

- Results-based – It supports government-owned sector program and disburses ADB funds based on the achievement of program results.

As of 30 June 2019, OCR's loans outstanding was $108,008 million ($106,405 million – 31 December 2018), of which $73,944 million were regular OCR loans ($72,569 million – 31 December 2018), $28,458 million were concessional OCR loans ($28,579 million – 31 December 2018) and $5,606 million were nonsovereign loans ($5,257 million – 31 December 2018). Table 4 shows OCR's outstanding loans by modality.

Table 4: OCR Outstanding Loans by Modality
($ million)

	Sovereign		NSO	Total
	Regular OCR	Concessional OCR	NSO	Total
30 June 2019				
Project Loan	54,422	21,392	5,855	81,669
Policy-based Loan	17,221	6,991	–	24,212
Results-based Loan	2,129	357	–	2,486
Accounting adjustments[a]	172	(230)	(54)	(112)
	73,944	28,510	5,801	108,255
Allowance for loan losses and HIPC debt relief	–	(52)	(195)	(247)
Loans Outstanding	**73,944**	**28,458**	**5,606**	**108,008**
31 December 2018				
Project Loan	52,807	21,487	5,493	79,787
Policy-based Loan	17,597	7,103	–	24,700
Results-based Loan	1,999	283	–	2,282
Accounting adjustments[a]	167	(241)	(54)	(128)
	72,569	28,633	5,439	106,641
Allowance for loan losses and HIPC debt relief	–	(54)	(183)	(236)
Loans Outstanding	**72,569**	**28,579**	**5,257**	**106,405**

HIPC = heavily indebted poor countries, NSO = Nonsovereign, OCR = ordinary capital resources.

Note: Numbers may not sum precisely because of rounding.

[a] Includes fair value adjustment on concessional loans, unamortized loan origination cost, and unamortized front-end fee.

Summary of loan activities. ADB uses commitments as the basis for corporate targets to measure operational performance. A commitment is the financing approved by ADB's Board of Directors or Management for which the legal agreement has been signed.

Table 5 shows the summary of loan activities, comprising commitments, disbursements, and repayments for regular OCR, concessional OCR and nonsovereign loans.

Table 5: Summary of Loan Activities
For the Six Months Ended 30 June 2019 and 2018
($ million)

| | Sovereign | | | | | | | | | |
| | Regular OCR | | | | Concessional OCR | | | | | |
Item	Project	Policy-based	Results-based	Total	Project	Policy-based	Results-based	Total	NSO	TOTAL
2019										
Commitments[a]										
Amount	3,320	500	300	**4,120**	842	100	–	**942**	**1,512**	**6,574**
Number	16	1	1	**18**	12	1	–	**13**	**13**	**44**
Disbursements	2,809	700	133	**3,642**	536	64	77	**677**	**842**	**5,161**
Repayments[b]	1,202	1,080	3	**2,285**	635	174	3	**812**	**490**	**3,587**
2018										
Commitments[a]										
Amount	3,309	495	90	**3,894**	664	–	60	**724**	**1,207**	**5,825**
Number	19	4	2	**25**	10	–	1	**11**	**17**	**53**
Disbursements	2,283	1,257	46	**3,586**	547	6	11	**564**	**620**	**4,770**
Repayments[b]	1,058	667	–	**1,725**	615	176	–	**791**	**447**	**2,963**

– = nil, NSO = nonsovereign, OCR = ordinary capital resources.

[a] Based on exchange rates at loan signing date.

[b] Includes prepayment from one concessional OCR borrower amounting to $1 million and three nonsovereign borrowers totaling $41 million ($3 million from one concessional OCR borrower – 2018).

Source: Asian Development Bank (Controller's Department).

Sovereign loans. For the six months ended 30 June 2019, 31 sovereign loans were committed totaling $5,062 million, an increase by $444 million from the commitments made during the same period in 2018. Of the increase, $226 million was from regular OCR loans and $218 million was from concessional OCR loans. Sovereign loan disbursements increased to $4,319 million in 2019 compared with the $4,150 million in 2018. Total repayments for the six months ended 30 June 2019 amounted to $3,097 million, an increase of $581 million or 23% compared with the same period in 2018. The repayments for the period included prepayments of $1 million from one borrower ($3 million from one borrower – 2018).

Nonsovereign loans. During the six months ended 30 June 2019, 13 nonsovereign loans totaling $1,512 million were committed, an increase by $305 million or 25% from commitments made during the same period in 2018. Disbursements for the period totaled $842 million, an increase of $222 million or 36% from the same period last year. Total repayments of $490 million ($447 million – 2018) included prepayment of $41 million from three borrowers (nil – 2018).

Status of loans. For the six months ended 30 June 2019, provision for loan losses of $19 million was recognized for nonsovereign loans compared with the $96 million recognized for the same period in 2018. ADB places loans in non-accrual status when the principal, interest or other charges are overdue by 180 days or in case of loans that are not yet past due, when there is expectation that loan service payment will not be collected when they become due, at the point when such information is known. As of 30 June 2019, there was one nonsovereign loan in non-accrual status with outstanding amount of $75 million, of which $1 million was overdue (two nonsovereign loans with outstanding amount of $95 million, of which $7 million was overdue – 31 December 2018).

Lending windows. ADB's available lending windows are the LIBOR-based loan (LBL) and the local currency loan (LCL). The LBL has been the primary lending facility for OCR sovereign operations since 2001. The LBL is designed to meet demand by borrowers for loan products that suit project needs and effectively manage their external debt. The LBL gives borrowers a high degree of flexibility in managing interest rate and exchange rate risks, while providing low intermediation risk to ADB. ADB has offered LCLs to nonsovereign borrowers since November 2002, which was expanded to sovereign borrowers in August 2005. As of 30 June 2019, total outstanding LCLs was $1,273 million, an 11% increase from 31 December 2018. In addition to LBL and LCL, effective 1 January 2017, the concessional lending window was transferred from ADF to OCR and continued on the same terms and conditions as previously provided to ADF countries.

Discontinued lending windows. With the introduction of the LBL in 2001, ADB's pool-based single currency loans, market-based loans and fixed-rate multicurrency loans are no longer offered.

Regular OCR loan terms. LBLs carry a floating lending rate that comprises a funding cost margin over or under the 6-month LIBOR and an effective contractual spread. The lending rate is reset every 6 months on each interest reset date and can be converted into a fixed rate at the request of the borrower. LCLs may be made on a floating rate basis with an effective contractual spread, and typically reset every 6 months. The cost-base rate of an LCL is determined by its financing mode. The lending rates for pool-based single currency loans are based on the previous semester's average cost of borrowing.

Effective contractual spread. The current LBL and LCL effective contractual spread is 50 basis points for loans negotiated on or after 1 January 2014. Different spreads apply to loans negotiated prior to 2014. Loans under CSF are subject to an effective contractual spread of 200 basis points.

Maturity premium. Maturity premium is charged for LBLs and LCLs for which formal loan negotiations were completed on or after 1 April 2012 depending on the average loan maturity. The maturity premium is 10 basis points for loans with an average loan maturity of greater than 13 years and up to 16 years, and 20 basis points for loans with an average loan maturity of greater than 16 years and up to 19 years. A limit of 19 years applies to the average loan maturity of LBLs and LCLs. As of 30 June 2019, 253 committed loans totaling $41,412 million (239 committed loans totaling $37,899 million – 31 December 2018) were subject to maturity premium.

Rebates and surcharges. To maintain the principle of the cost pass-through pricing policy, ADB passes on the actual funding cost margin above or below LIBOR to its borrowers through a surcharge or rebate. The funding cost margins are reset semi-annually (on 1 January and 1 July), and are based on the actual average funding cost margin for the preceding 6 months. The rebates or surcharges are passed on to borrowers by incorporating them into the interest rate for the succeeding interest period.

Commitment charge. The current commitment charge for LBLs and LCLs is 15 basis points, except for loans under the CSF which are subject to a commitment charge of 75 basis points. The commitment charge is levied on undisbursed loan balances beginning 60 days after signing of the applicable loan agreement; charges begin to accrue when the loan becomes effective.

Table 6 shows the summary of charges on regular OCR loans.

Table 6: Summary of Charges on Regular OCR Loans
(basis point)

Item	LBL[a]	LBL (Old)[b]	LBL (CSF)	PSCL ($)	PSCL (¥)
A. Cost Base Rate	6-month LIBOR			Weighted average cost of allocated debt for previous 6 months	
B. Lending Spread					
1. Contractual spread		60	200	60	60
a. Negotiated 1 October 2007–30 June 2010	20				
b. Negotiated 1 July 2010–30 June 2011	30				
c. Negotiated 1 July 2011–31 December 2013	40				
d. Negotiated on or after 1 January 2014	50				
2. Waiver[c]				(20)	
C. Maturity Premium[d]					
1. Average loan maturity of >13 years up to 16 years	10				
2. Average loan maturity of >16 years up to 19 years	20				
D. (Rebate) or Surcharge[e]					
1. US dollar	(1)	(1)	2		
2. Yen	(44)	(44)			
3. Euro	4				
4. New Zealand dollar	31				
E. Commitment Charges	15		75		

( ) = negative, CSF = Countercyclical Support Facility, LBL = LIBOR-based loan, LIBOR = London interbank offered rate, OCR = ordinary capital resources, PSCL = pool-based single currency loan, US = United States.
[a] Applicable to loans negotiated on or after 1 October 2007. Regular OCR emergency assistance loans carry similar terms as LBL.
[b] Applicable to loans negotiated before 1 October 2007.
[c] In January 2019, the Board of Directors approved, for borrowers of US dollar PSCLs that do not have arrears with ADB, the continuation of the waiver of 20 basis points (bps) of the lending spread for all interest periods commencing from 1 January 2019 up to and including 30 June 2019.
[d] For LBLs and local currency loans (LCLs) for which formal loan negotiations were completed on or after 1 April 2012, a maturity premium is added to the contractual spread and applied for the entire life of the loan.
[e] Rebates or surcharges for all LBLs are determined in January and July every year on the basis of the actual average funding cost under or over LIBOR for the preceding 6 months. Information presented is applicable for the period 1 January – 30 June 2019.
Source: Asian Development Bank Treasury Department.

Concessional OCR loan terms. ADB offers concessional loans to eligible DMCs. Table 7 shows the summary of lending terms on currently available concessional OCR loans.

Table 7: Concessional OCR Loan Terms

Terms	Concessional Assistance-only Countries[a]	OCR Blend Countries[b]	Emergency Assistance
A. Maturity (years)[c]	24 - 32	25	40
B. Grace period (years)[c]	8	5	10
C. Interest rate during the grace period	1.0%	2.0%[c]	1.0%
D. Interest rate during the amortization period[c]	1.5%	2.0%	1.0%
E. Principal repayment			
1. First 10 years after the grace period	Equal	Equal	2.0%[d]
2. Year thereafter	Equal	Equal	4.0%[d]

OCR = ordinary capital resources.

[a] Countries that are eligible for concessional OCR loans and/or Asian Development Fund grants.

[b] Countries that are eligible for both regular and concessional OCR loans.

[c] Applicable for projects with loan negotiations completed on or after 1 January 2013.

[d] Principal repayment will be calculated based on the approved loan amount multiplied by the annual rate of 2.0% for the first 10 years after the grace period and 4.0% thereafter.

Source: Asian Development Bank Controller's Department.

Currency choices. In addition to special drawing rights (SDR) as a liability currency, concessional OCR loan borrowers may also choose a loan liability currency in a currency that is available under ADB's LIBOR-based product and is a currency that is available in the SDR basket, subject to ADB's confirmation of the availability of such currency.

Nonsovereign loan terms. For nonsovereign loans, ADB applies market-based pricing to determine the lending spread, front-end fees, and commitment charges for each loan. The lending spread is intended to cover ADB's risk exposure to specific borrowers and projects and the front-end fee to cover the administrative costs incurred in loan origination. Front-end fees are typically 1% to 1.5% depending on the transaction. ADB applies a commitment fee (typically 0.50% to 0.75% per year) on the undisbursed loan balance.

LCLs are priced based on relevant local funding benchmarks or ADB's funding costs and a credit spread.

2. Investments for Liquidity Purpose

The OCR liquidity investment portfolio after swaps including securities purchased under resale arrangements and securities transferred under repurchase agreements amounted to $37,457 million as of 30 June 2019 ($35,526 million – 31 December 2018). The annualized rate of return on the total OCR investment portfolio excluding unrealized gains and losses on investments was 2.52% for the six months ended 30 June 2019 (2.11% – 2018).

3. Borrowings

OCR borrowings after swaps as of 30 June 2019 amounted to $96,526 million ($93,750 million – 31 December 2018). The average cost of borrowings after swaps for the six months ended 30 June 2019 was 2.75% (1.95% – 2018). For the six months ended 30 June 2019, ADB issued $11,094 million in new medium and long-term borrowings ($15,603 million – 2018) and $5,153 million in short-term borrowings ($2,865 million – 2018).

12

D.   Capital Adequacy

ADB's most significant risk is the potential default of a large portion of its loan portfolio. Credit risk is measured in terms of both expected and unexpected losses. For expected losses, ADB holds loan loss reserves and provisions. For unexpected losses, ADB relies on its income-generating capacity and capital, which is a financial institution's ultimate protection against unexpected losses that may arise from credit and other risks.

For credit risk, ADB principally uses stress testing to assess the capacity of its capital to absorb unexpected losses. In addition, ADB includes a countercyclical buffer to enable ADB to meet its AAA objective under all phases of the credit cycle. Aside from credit risks, ADB also computes capital requirements for risks related to equity investment, operations, interest rate, counterparty, currency and pension. As of 30 June 2019, ADB's capitalization remains robust.

E.   Equity and Headrooms

The total authorized capital of ADB was 10,639,083 shares valued at $147,906 million as of 30 June 2019. Subscribed capital was 10,639,083 shares valued at $147,906 million which consisted of $7,412 million paid-in and $140,494 million callable capital. The details of ADB's equity as of 30 June 2019 and 31 December 2018 are shown in Table 8.

Table 8: Details of Equity
($ million)

	30 June 2019	31 December 2018
Authorized (SDR106,391)		
Subscribed (SDR106,391 – 2019, SDR106,389 – 2018)	147,906	147,965
Less: Callable capital subscribed	140,494	140,550
Paid-in capital subscribed	7,412	7,415
Less: Other adjustments[a]	306	386
	7,106	7,029
Add: (1) One-time income from ADF assets transfer[b]	30,748	30,748
(2) Other reserves[c]	14,030	13,207
Total Equity	51,884	50,984

ADF = Asian Development Fund, SDR = special drawing rights.

[a] Comprises discount and nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital. (See OCR-1 of the Financial Statements).

[b] On 1 January 2017, ADF assets were transferred to OCR. This transfer was treated as a contribution from ADF which was recognized as a one-time income of $30,748 million.

[c] Includes ordinary reserve, special reserve, loan loss reserve, surplus, and net income after appropriation less net notional amounts required to maintain value of currency holdings, cumulative revaluation adjustments and accumulated other comprehensive income (loss). (See OCR-1 of the Financial Statements).

Callable capital. Callable capital can be called only if required to meet ADB's obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB's callable capital.

Paid-in capital. ADB's paid-in capital may be freely used in its ordinary operations, except that DMCs have the right under the Charter to restrict the use of a portion of their paid-in capital to make payments for goods and services produced and intended for use in their respective territories.

In October 2018, the Board of Governors approved the application for membership of Niue and its subscription to 150 shares (8 paid-in and 142 callable shares) of capital stock amounting to $2 million (SDR1.5 million).[2] Niue's membership and its subscription, representing 0.295% voting power, became effective in March 2019 and shareholding percentage and voting power of all members were updated accordingly.

Net income allocation. In May 2019 and 2018, the Board of Governors approved the allocation of OCR's net income for 2018 and 2017, respectively, as shown in Table 9.

Table 9: Allocation of OCR Net Income
($ million)

	2018	2017
Net Income	750	774
Appropriation of guarantee fee to special reserve	(24)	(21)
Adjustment to loan loss reserve	(24)	(14)
Adjustment from (to) cumulative revaluation adjustments	139	(49)
Allocable net income	841	690
Allocation to ordinary reserve	499	351
Allocation to special funds		
Asian Development Fund	259	259
Technical Assistance Special Fund	80	80
Financial Sector Development Partnership Special Fund	3	–
Total Allocated Net Income	841	690

– = nil, OCR = ordinary capital resources.

Headrooms. ADB's lending limitation policy limits the total amount of disbursed loans (including other debt securities), disbursed equity investments, and related prudential buffer, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus, excluding special reserves. In addition, ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of nonborrowing members, paid-in capital, and reserves (including surplus and special reserves). The Charter allows the use of OCR for equity investments in an amount up to 10% of ADB's unimpaired paid-in capital actually paid up at any given time together with reserves and surplus, excluding special reserve (equity investment ceiling).

As of 30 June 2019, ADB's lending headroom was $82,441 million ($84,585 million – 31 December 2018), borrowing headroom was $51,210 million ($53,451 million – 31 December 2018), and equity investment headroom was $3,475 million ($3,385 million – 31 December 2018),.

---

[2] Board of Governors' Resolution No. 394. ADB. 2018. *Membership of Niue and Increase in Authorized Capital Stock.* Manila.

III. SPECIAL FUNDS

ADB is authorized by its Charter to establish and administer Special Funds. These are the ADF, Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF). Financial statements for each Special Fund are prepared in accordance with US GAAP.

A. Asian Development Fund

The ADF was established as ADB's concessional financing window for DMCs with per capita gross national income below the ADB operational cutoff and limited or low creditworthiness. It provides a multilateral source of concessional assistance dedicated exclusively to reducing poverty and improving the quality of life in Asia and the Pacific. The ADF has received contributions from 34 donors (regional and nonregional). Cofinancing with bilateral and multilateral development partners complements ADF resources. With the termination of the ADF lending operations and its transfer to OCR on 1 January 2017, the ADF became a grant-only operation.

ADF 12 Replenishment. In July 2016, the Board of Governors adopted a resolution to provide for the 11th replenishment of the ADF (ADF 12) and the sixth regularized replenishment of the TASF. The ADF 12 became effective on 30 May 2017. The replenishment provides grant financing to eligible recipients from 2017 to 2020. As of 30 June 2019, the total replenishment size was $3,812 million, of which $2,594 million comes from the donor contributions.[3,] ADB has received all instruments of contributions from 32 donors totaling $2,594 million, including $461 million which are allocated to TASF. As of 30 June 2019, a cumulative total of $1,231 million (net of TASF portion) was made available for operational commitment for ADF 12.

Contributed resources. During the six months ended 30 June 2019, $230 million of donor contributions (net of TASF allocation) was made available for operational commitments. Contributions not yet available for operational commitments comprise: (i) unpaid contributions; (ii) contributions received but are withheld due to pro-rata exercise; (iii) contributions received in advance; and (iv) unamortized discounts on accelerated notes encashment.

The balance of the commitment authority available for commitment as of 30 June 2019 was $1,086 million ($466 million – 31 December 2018) equivalent.[4]

In May 2019, following the Board of Governors' approval, $259 million was transferred from OCR to the ADF as part of the allocation of OCR net income ($259 million – 2018).

Investments for liquidity purpose. The ADF investment portfolio totaled $4,020 million at the end of Q2 2019 compared with $3,432 million at the end of 2018.[5] As of 30 June 2019, about 14% of the portfolio was invested in bank deposits (24% – 31 December 2018) and 86% in fixed-income securities (76% – 31 December 2018). The annualized rate of return on ADF investments, excluding unrealized gains and losses, was 2.21% (1.85% - 2018).

---

[3] US dollar equivalent based on the Board of Governors' Resolution No. 382 exchange rates.
[4] Includes funds for regional health security and based on grant signing.
[5] Includes securities purchased under resale arrangements.

Grants. Grants are recognized in the financial statements upon effectivity, when the agreements are signed and all conditions to effectiveness of the grant are satisfied. During the six months ended 30 June 2019, five grants totaling $30 million were committed (six grants totaling $164 million – 2018) while 13 grants totaling $328 million (eight grants totaling $102 million – 2018) became effective, net of $9 million ($3 million – 2018) undisbursed grants that were written-back as savings on financially closed and/or cancelled projects.

## B.	Technical Assistance Special Fund

The TASF was established to provide TA on a grant basis to ADB's DMCs and the region.

TASF Sixth Regularized Replenishment. In July 2016, as part of the ADF 12 replenishment, the donors agreed to allocate $461 million of the total replenishment size as the sixth regularized replenishment of the TASF 6. The replenishment, which became effective on 30 May 2017, covers TA financing for 2017–2020.

Contributed resources. As of 30 June 2019, a total of $252 million of donor contributions have been received out of the $461 million allocation set-aside for TASF 6.

At the end of Q2 2019, cumulative TASF resources totaled $3,157 million, of which $2,792 million was committed, leaving an uncommitted balance of $365 million ($304 million – 31 December 2018).

In May 2019, following the Board of Governors' approval, $80 million was transferred from OCR to the TASF as part of the allocation of OCR net income ($80 million – 2018).

Operations. For the six months ended 30 June 2019, net TA expenses amounted to $28 million ($49 million – 2018), comprising $41 million for 30 TA projects and 19 supplementary TAs ($61 million of 57 TA projects and 24 supplementary TAs – 2018) made effective during the period, net of $13 million ($12 million – 2018) write-back of undisbursed TAs as savings on completed and cancelled TA projects. The undisbursed TAs net of TA advances decreased to $401 million as of 30 June 2019 ($446 million – 31 December 2018).

Investments for liquidity purpose. As of 30 June 2019, the total investment portfolio amounted to $429 million ($398 million - 31 December 2018). About 90% of the portfolio was invested in bank deposits and 10% in fixed-income securities (100% in bank deposits – 31 December 2018). Total revenue from investments for the six months ended 30 June 2019 amounted to $4 million ($3 million – 2018).

## C.	Japan Special Fund

The JSF was established in 1988 to help DMCs of ADB restructure their economies and broaden the scope of opportunities for new investments, mainly through TA operations.

Contributed resources. As of 30 June 2019, Japan's cumulative contribution to the JSF since inception amounted to ¥113 billion ($974 million equivalent), comprising regular contributions of ¥95 billion ($823 million equivalent) and supplementary contributions of ¥18 billion ($151 million equivalent). The uncommitted balance without donor restriction was $72 million as of 30 June 2019 ($71 million – 31 December 2018).

Operations. During the six months ended 30 June 2019 and 2018, no new TA projects or grants were made effective and no undisbursed amounts were written back. There were no undisbursed TAs as of 30 June 2019 (nil – 31 December 2018).

16

Investments for liquidity purpose. As of 30 June 2019, the total investment portfolio, which was in time deposits, amounted to $70 million for JSF ($69 million – 31 December 2018) and $39 million for Asian Currency Crisis Support Facility ($38 million – 31 December 2018).

Asian Currency Crisis Support Facility (ACCSF). The ACCSF was established in March 1999 for a three-year period as an independent component of the JSF and was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $39 million as of 30 June 2019 have been retained in the ACCSF and invested in time deposits.

D.   Asian Development Bank Institute

ADBI was established in 1996 as a subsidiary body of ADB, whose objectives are to identify effective development strategies and capacity improvements for sound development management in the DMCs.

Its operating costs are met by ADBI, and it is administered in accordance with the Statute of the ADBI. During the six months ended 30 June 2019, total expenses of ADBI totaled $6 million ($6 million – 2018). The balance of net assets (excluding property, furniture, and equipment) available for future projects and programs was about $17 million ($16 million – 31 December 2018).

Investments for liquidity purpose. As of 30 June 2019, the total investment portfolio, which was in time deposits, amounted to $4 million ($4 million – 31 December 2018).

E.   Regional Cooperation and Integration Fund

The RCIF was established on 26 February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific.

Contributed resources. As of 30 June 2019, cumulative RCIF resources totaled $74 million, of which $65 million had been used, leaving an uncommitted balance of $9 million ($10 million – 31 December 2018).

Operations. During the six months ended 30 June 2019, net TA expenses totaled $1.1 million ($1.3 million – 2018), comprising three TA projects totaling $1.8 million that became effective, and a $0.7 million write-back on financially completed and/or cancelled projects (one TA project and one supplementary TA totaling $1.8 million, and a $0.5 million write-back – 2018). The balance of undisbursed TAs, net of TA advances as of 30 June 2019 amounted to $8 million ($8 million – 31 December 2018).

Investments for liquidity purpose. As of 30 June 2019, the total investment portfolio, which was in time deposits, amounted to $14 million ($15 million – 31 December 2018).

F.   Climate Change Fund

The CCF was established on 7 April 2008 to facilitate greater investments in DMCs to address the causes and consequences of climate change in combination with ADB assistance in related sectors.

Contributed resources. As of 30 June 2019, cumulative CCF resources totaled $77 million, of which $62 million had been used, leaving an uncommitted balance of $15 million ($18 million – 31 December 2018).

Operations. During the six months ended 30 June 2019, one grant and one TA project totaling $3.3 million (one TA project and two supplementary TAs totaling $1.1 million – 2018) became effective, and $0.5 million of financially completed and/or cancelled projects was written-back ($0.3 million write-back – 2018). The balance of undisbursed grants and TA, net of advances as of 30 June 2019 amounted to $9 million ($8 million – 31 December 2018).

Investments for liquidity purpose. As of 30 June 2019, the total investment portfolio, which was in time deposits, amounted to $23 million ($24 million – 31 December 2018).

G.   Asia Pacific Disaster Response Fund

The APDRF was established on 1 April 2009 to provide timely incremental grant resources to DMCs affected by natural disasters.

Contributed resources. As of 30 June 2019, cumulative fund resources totaled $81 million, of which $60 million had been used, leaving an uncommitted balance of $21 million ($21 million – 31 December 2018).

Operations. During the six months ended 30 June 2019, there were no grants that became effective (two grants totaling $2 million – 2018) and $0.1 million of financially completed and/or cancelled projects was written-back ($0.1 million – 2018). There were no undisbursed grants, net of grant advances as of 30 June 2019 ($3.1 million – 31 December 2018).

Investments for liquidity purpose. As of 30 June 2019, the total investment portfolio, which was in time deposits amounted to $15 million ($23 million – 31 December 2018).

H.   Financial Sector Development Partnership Special Fund

The FSDPSF was established on 31 January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific.

Contributed resources. As of 30 June 2019, cumulative fund resources totaled $20 million, of which $14 million had been used, leaving an uncommitted balance of $6 million ($4 million – 31 December 2018).

In May 2019, following the Board of Governors' approval, $3 million was transferred from OCR to the FSDPSF as part of the allocation of OCR net income (nil – 2018). In December 2018, contributions equivalent to $1.7 million was received from the Government of Luxembourg.

Operations. During the six months ended 30 June 2019, there were two TA projects totaling $1.0 million that became effective (two TA projects totaling $0.5 million – 2018), and no undisbursed amounts were written-back (nil – 2018). The balance of undisbursed TAs, net of TA advances as of 30 June 2019 amounted to $7 million ($7 million – 31 December 2018).

Investments for liquidity purpose. As of 30 June 2019, the total investment portfolio amounted to $10 million ($6 million – 31 December 2018).

ORDINARY CAPITAL RESOURCES
CONDENSED MANAGEMENT REPORTING BALANCE SHEETS
As of 30 June 2019 and 31 December 2018
($ million)

Item	30 June 2019 Statutory Reporting Basis	30 June 2019 Adjustments[a]	30 June 2019 Management Reporting Basis	31 December 2018 Management Reporting Basis
Due from banks	1,240	–	1,240	1,148
Investments for liquidity purpose	37,352	–	37,352	35,215
Securities transferred under repurchase agreements	80	–	80	87
Securities purchased under resale arrangements	181	–	181	343
Loans outstanding — operations	108,008	–	108,008	106,405
Equity investments — operations	1,471	(392)	1,079	1,029
Other debt securities — operations	679	–	679	618
Derivative Assets				
Borrowings	29,687	(1,945)	27,742	24,629
Investments for liquidity purpose	13,701	(123)	13,578	11,641
Loans — operations	8,760	(748)	8,012	8,176
Accrued interest receivable	830	–	830	757
Other assets	763	291	1,054	865
TOTAL	**202,752**	**(2,917)**	**199,835**	**190,913**
Borrowings and accrued interest	96,112	(1,723)	94,389	90,907
Derivative Liabilities				
Borrowings	30,021	(271)	29,750	27,315
Investments for liquidity purpose	13,857	(159)	13,698	11,752
Loans — operations	8,935	(805)	8,130	8,256
Payable under securities repurchase agreements	80	–	80	84
Payable for swap related collateral	233	–	233	118
Accounts payable and other liabilities	1,630	–	1,630	1,255
Total Liabilities	**150,868**	**(2,958)**	**147,910**	**139,686**
Paid-in capital	7,106	291	7,397	7,387
Net notional maintenance of value receivable	(1,529)	–	(1,529)	(1,538)
Ordinary reserve	43,939	2	43,941	43,442
Special reserve	397	–	397	384
Loan loss reserve	225	–	225	201
Surplus	1,065	–	1,065	1,065
Cumulative revaluation adjustments account	(271)	271	–	–
Unallocated net income[b]				
For the calendar year 2018	–	–	–	865
For the six months ended 30 June 2019	686	(139)	547	–
Accumulated other comprehensive income (loss)	266	(384)	(118)	(579)
Total Equity	**51,884**	**41**	**51,925**	**51,227**
TOTAL	**202,752**	**(2,917)**	**199,835**	**190,913**

– = nil, ( ) = negative.

[a] Includes reversal of unrealized gains or losses from fair value adjustments associated with certain financial instruments, unrealized proportionate share of income or loss from equity investments accounted for under equity method, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.

[b] After appropriation of guarantee fees to the Special Reserve.

Financial Statements

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 June 2019 and 31 December 2018
Expressed in Millions of US Dollars

ASSETS

	30 June (Unaudited)		31 December (Audited)	
DUE FROM BANKS		$ 1,240		$ 1,148
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C, D, and P)		37,352		35,215
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT (Notes D, E, and P)		80		87
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes D, E, and P)		181		343
LOANS OUTSTANDING — OPERATIONS (Notes F and P) (Including net unamortized loan origination costs of $132 – 30 June 2019 and $124 – 31 December 2018)				
Sovereign				
Regular	$ 73,944		$ 72,569	
Concessional (Note C)	28,510		28,633	
	102,454		101,202	
Nonsovereign	5,801		5,439	
	108,255		106,641	
Less—allowance for loan losses	247	108,008	236	106,405
EQUITY INVESTMENTS — OPERATIONS (Notes H and P)		1,471		1,280
OTHER DEBT SECURITIES — OPERATIONS (Notes I and P)		679		618
ACCRUED INTEREST RECEIVABLE (Note C)		830		757
DERIVATIVE ASSETS (Notes J and P)				
Borrowings	29,687		25,185	
Investments for liquidity purpose	13,701		11,704	
Loans — operations	8,760	52,148	8,611	45,500
OTHER ASSETS				
Property, furniture, and equipment (Note K)	232		179	
Investment related receivables	70			
Swap related collateral (Notes J and P)	233		118	
Miscellaneous (Notes G, L, and P)	228	763	210	507
TOTAL		**$ 202,752**		**$ 191,860**

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

LIABILITIES AND EQUITY

	30 June (Unaudited)		31 December (Audited)	
BORROWINGS (Notes M and P)				
At amortized cost	$ 4,462		$ 3,010	
At fair value	91,650	$ 96,112	87,413	$ 90,423
DERIVATIVE LIABILITIES (Notes J and P)				
Borrowings	30,021		28,428	
Investments for liquidity purpose	13,857		11,823	
Loans — operations	8,935	52,813	8,745	48,996
PAYABLE UNDER SECURITIES REPURCHASE				
AGREEMENTS (Notes D, E, and P)		80		84
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	429		106	
Swap related collateral (Notes J and P)	233		118	
Accrued pension and postretirement medical benefit costs	982		977	
Miscellaneous (Notes G, L, and P)	219	1,863	172	1,373
Total Liabilities		150,868		140,876
EQUITY (OCR-4)				
Capital Stock (Note N)				
Authorized (SDR106,391 – 30 June 2019 and				
SDR106,389 – 31 December 2018)				
Subscribed (SDR106,391 – 30 June 2019 and				
SDR106,389 – 31 December 2018)	147,906		147,965	
Less—"callable" shares subscribed (SDR101,059 – 30 June				
2019 and SDR101,058 – 31 December 2018)	140,494		140,550	
"Paid-in" shares subscribed (SDR5,331 – 30 June 2019 and				
31 December 2018)	7,412		7,415	
Less—discount	15		15	
	7,397		7,400	
Nonnegotiable, noninterest-bearing demand obligations and				
receivables on account of subscribed capital (Note N)	(291)	7,106	(371)	7,029
Net notional amounts required to maintain value of				
currency holdings	(1,529)		(1,538)	
Ordinary reserve (Note N)				
From ADF assets transfer (Note C)	$ 30,748		$ 30,748	
From retained earnings	13,191	43,939	12,692	43,440
Special reserve		397		384
Loan loss reserve		225		201
Surplus		1,065		1,065
Cumulative revaluation adjustments account		(271)		(132)
Net income after appropriation to special reserve				
For the calendar year 2018		–		726
For the six months ended 30 June 2019 (OCR-2)		686		–
Accumulated other comprehensive income (loss) (Note N)		266	44,778	(191)	43,955
Total Equity		51,884		50,984
TOTAL		**$ 202,752**		**$ 191,860**

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES—UNAUDITED
For the Six Months Ended 30 June 2019 and 2018
Expressed in Millions of US Dollars

	2019	2018
REVENUE (Note O)		
Loans — operations (Notes F and J)	$ 1,643	$ 1,221
Investments for liquidity purpose (Notes D and J)	469	442
Equity investments — operations	27	20
Guarantees — operations	13	11
Other debt securities — operations	23	12
Other sources—net	25	28
TOTAL REVENUE	2,200	1,734
EXPENSES (Note O)		
Borrowings and related expenses (Note J)	(1,322)	(949)
Administrative expenses (Note N)	(284)	(272)
Provision for loan losses—net (Note F)	(19)	(96)
Other expenses	(8)	(5)
TOTAL EXPENSES	(1,633)	(1,322)
NET REALIZED GAINS (LOSSES)		
Investments for liquidity purpose (Notes D, J, N, and O)	2	(12)
Equity investments — operations (Note O)	11	95
NET REALIZED GAINS	13	83
NET UNREALIZED GAINS (LOSSES) (Notes H, J, M, and O)	119	(134)
NET INCOME	$ 699	$ 361

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF COMPREHENSIVE INCOME—UNAUDITED
For the Six Months Ended 30 June 2019 and 2018
Expressed in Millions of US Dollars

	2019		2018	
NET INCOME (OCR-2)		$ 699		$ 361
Other comprehensive income (loss) (Note N)				
Unrealized holding gains (losses)	$ 445		$ (165)	
Currency translation adjustments	7		(219)	
Pension/postretirement liability adjustments	5	457	30	(354)
COMPREHENSIVE INCOME		**$ 1,156**		**$ 7**

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN EQUITY—UNAUDITED
For the Six Months Ended 30 June 2019 and 2018
Expressed in Millions of US Dollars

	2019	2018
Balance, beginning of period	$ 50,984	$ 50,269
Cumulative effect adjustment of ASU 2016-01		
Cumulative revaluation adjustments account	–	245
Accumulated other comprehensive loss	–	(146)
Comprehensive income for the period (OCR-3)	1,156	7
Capital subscriptions	12	–
Encashment of demand obligations	65	83
Change in US dollar value on		
Paid-in capital	(3)	(93)
Demand obligations	3	10
Net notional maintenance of value receivable	9	9
Allocation of prior year net income to		
Asian Development Fund	(259)	(259)
Technical Assistance Special Fund	(80)	(80)
Financial Sector Development Partnership Special Fund	(3)	–
Balance, end of period	**$ 51,884**	**$ 50,045**

ASU = Accounting Standard Update.
The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2019 and 2018
Expressed in Millions of US Dollars

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges received on loans — operations	$ 1,496	$ 1,029
Interest received on investments for liquidity purpose	423	352
Interest received (paid) for securities purchased under resale/repurchase arrangement	3	(0)
Interest and other charges received on other debt securities — operations	27	11
Dividends and other cash distributions received on equity investments — operations	30	15
Interest and other financial expenses paid	(1,261)	(756)
Administrative expenses paid	(283)	(264)
Others—net	15	31
Net Cash Provided by Operating Activities	450	418
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments for liquidity purpose	3,272	1,007
Maturities of investments for liquidity purpose	91,347	122,325
Purchases of investments for liquidity purpose	(96,018)	(127,078)
Receipts from securities purchased under resale arrangements	29,362	18,286
Payments for securities purchased under resale arrangements	(29,200)	(18,261)
Principal collected on loans — operations	3,587	2,963
Loans — operations disbursed	(5,058)	(4,700)
Receipts from derivatives	54	23
Payments for derivatives	(79)	(275)
Property, furniture, and equipment acquired	(15)	(15)
Purchases of equity investments — operations	(54)	(71)
Purchases of other debt securities — operations	(45)	–
Sales of equity investments — operations	12	145
Net Cash Used in Investing Activities	(2,835)	(5,651)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from new borrowings	16,466	19,692
Borrowings redeemed	(12,863)	(13,674)
Capital subscriptions collected	12	–
Issuance expenses paid	(1)	(22)
Demand obligations of members encashed	65	83
Receipts from derivatives	–	58
Payments for derivatives	(890)	(540)
Change in swap related collateral	113	(101)
Resources transferred to Special Funds	(342)	(339)
Net Cash Provided by Financing Activities	2,560	5,157
Effect of Exchange Rate Changes on Cash	32	9
Net Increase (Decrease) in Cash	207	(67)
Cash at Beginning of Period		
Due from Banks	1,148	964
Swap Related Collateral	118	240
Total	1,266	1,204
Cash at End of Period		
Due from Banks	1,240	996
Swap Related Collateral	233	141
Total	$ 1,473	$ 1,137

Notes: 0 = less than $0.5 million. Certain reclassifications have been made to prior year figures to conform to current year's presentation.
The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2019 and 2018
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2018 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2019 and 2018 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosed contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

The functional currencies of OCR comprise the currencies of all members and special drawing right (SDR) as these are the currencies of the primary economic environments in which ADB operates. The reporting currency is the US dollar, and the financial statements are reported in US dollars.

Certain reclassifications were made in 2018 to conform to current year's presentation.

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, "Derivatives and Hedging." ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies. All derivative instruments are reported at fair value (FV) and changes in FV have been recognized in net income. ADB records derivatives in the Balance Sheet as either assets or liabilities, consistent with the legal rights and way the instruments are settled. Individual interest rate swaps under the Master Agreement of the International Swaps and Derivatives Association (ISDA), absent of local market constraints, are recorded on a net basis, while all other swaps, including cross currency and foreign exchange swaps, are recorded on a gross basis.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes an FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

continued

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2016-02, *"Leases (Topic 842),"* which established that all leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, *Elements of Financial Statements*. This ASU requires the recognition of lease assets and lease liabilities for the rights and obligations arising from leases with terms of more than 12 months. This also requires qualitative and specific quantitative disclosures. ASUs 2018-10 and 2018-11 in August 2018 and ASU 2019-01 in March 2019 were issued to make improvements and to further clarify the Codification in ASC 842. These updates became effective on 1 January 2019. ADB has operating leases for rent of real properties such as offices, buildings and parking lots in field offices in member countries. ADB does not have any financing leases. Upon adoption, ADB elected to apply the practical expedients where it is allowed not to (1) reassess whether any expired or existing contracts are or contain leases; (2) reassess the lease classification for any expired or existing leases; (3) reassess initial direct costs for any existing leases; and (4) apply the recognition requirements in this ASU to short-term leases which is less than 12 months. On 1 January 2019, OCR recognized $57 million in Right-of-use Asset as part of Property, Furniture, and Equipment under OTHER ASSETS and $55 million in Lease Liability as part of Miscellaneous under ACCOUNTS PAYABLE AND OTHER LIABILITIES as beginning balances in OCR's balance sheet.

In June 2016, the FASB issued ASU 2016-13, *"Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments,"* and subsequent ASUs in 2018 and 2019, collectively referred to as the Updates, replacing the incurred loss impairment methodology with a methodology that reflects expected credit losses on financial instruments and other commitments to extend credit. These Updates also require that credit losses relating to available for sale debt securities be presented as an allowance to the amount by which fair value is below amortized cost rather than as a write-down. These Updates will be effective for ADB on 1 January 2020. Amendments in these Updates will be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. ADB is currently assessing the impact of this ASU on OCR's financial statements and anticipates that the initial application will result in changes to the accounting policies and additional disclosures relating to loans, guarantees, available for sale and held-to-maturity securities. It is currently impracticable to disclose any further information on the known or reasonably estimable impact to OCR's financial statements in the period of initial application as its detailed assessment has not been completed yet.

In March 2017, the FASB issued ASU 2017-08 *"Receivables – Nonrefundable Fees and Other Costs (Subtopic 310-20) – Premium Amortization on Purchased Callable Debt Securities"* which require the premium on callable debt securities to be amortized at the earliest call date was issued to align more closely the amortization period of premiums and discounts to expectations incorporated in market pricing on the underlying securities. The amendments in this update is effective for ADB on 1 January 2019 but did not have a material impact on OCR's financial statements.

In August 2018, the FASB issued the following ASUs as part of its disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 *"Conceptual Framework for*

continued

Financial Reporting—Chapter 8: Notes to Financial Statements": (i) ASU 2018-13 *"Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement"* which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment is effective for ADB on 1 January 2020; and (ii) ASU 2018-14 *"Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20)—Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans"* which remove disclosures that no longer are considered cost-beneficial, clarify the specific requirements of disclosures, and add disclosure requirements identified as relevant. This amendment is effective for ADB on 1 January 2021. ADB is currently assessing the impact of these ASUs on OCR's financial statements.

In August 2018, the FASB issued ASU 2018-15, *"Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract"* which align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). This amendment is effective for ADB on 1 January 2020 where requirements should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. ADB is currently assessing the impact of this ASU on OCR's financial statements.

In October 2018, the FASB issued ASU 2018-17, *"Consolidation (Topic 810)—Targeted Improvements to Related Party Guidance for Variable Interest Entities"* which determine whether reporting entities should consolidate a legal entity under the guidance within the Variable Interest Entities (VIE). Under the amendments, indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. The amendments in this update are effective for ADB on 1 January 2020 where requirements should be applied retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. ADB is currently assessing the impact of this ASU on OCR's financial statements.

In November 2018, the FASB issued ASU 2018-18, *"Collaborative Arrangements (Topic 808)—Clarifying the Interaction between Topic 808 and Topic 606"* which clarify the interaction between Topic 808, Collaborative Arrangements and Topic 606, Revenue from Contracts with Customers by (1) clarifying that certain transactions between collaborative arrangement participants should be accounted for as revenue, (2) adding unit-of-account guidance in Topic 808, to align with the guidance in Topic 606, and (3) clarifying presentation guidance for transactions with a collaborative arrangement participant that are not accounted for as revenue. The amendments in this update is effective for ADB on 1 January 2020. ADB is currently assessing the impact of this ASU on OCR's financial statements.

In April 2019, the FASB issued ASU 2019-04 Topic 4, *"Codification Improvements to Topic 825, Financial Instruments"* which clarify, correct, and improve various aspects of the guidance in ASU 2016-01 *"Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Liabilities"* related to financial instruments. The amendments in this update is effective for ADB on 1 January 2020. ADB is currently assessing the impact of this ASU on OCR's financial statements.

NOTE C—TRANSFER OF ADF LOANS AND OTHER ASSETS TO OCR

On 1 January 2017, ADB transferred loans and other assets totaling $30,812 million from the Asian Development Fund (ADF) to OCR in accordance with the Board of Governors' Resolution No. 372 authorizing the termination of ADF's lending operations. From then on, concessional lending to lower-income countries continued from the OCR.

The transferred ADF assets comprised loans including accrued interest totaling $27,088 million and liquid assets totaling $3,724 million. Except for the $64 million return of set-aside resources, the rest of the transferred assets was treated as a contribution from ADF to OCR and recognized as a one-time income of $30,748 million in OCR, which has been allocated to ordinary reserves on 1 January 2017, following the

continued

adoption of the Board of Governors' Resolution No. 387 dated 15 March 2017. The contribution part amounting to $30,748 million and the fair value adjustment on the loans amounting to $281 million were recognized as one-time loss of $31,029 million in ADF (See Note N).

The proportionate share of ADF donors in the transferred assets as of 1 January 2017, taking into account the value of paid-in donor contributions that have been made available for operational commitments which are deemed by ADB to be applied for the transferred assets, was determined in accordance with Article V of the Regulations of the Asian Development Fund. Under Board of Governors' Resolution No. 372, the proportionate share of an ADF donor will be taken into account in the event of the withdrawal of that donor from ADB and ADB's repurchase of its shares, and in the theoretical termination of ADB operations and liquidation of its assets. The value of each donor's paid-in contributions was fixed in US dollars based on the SDR value of each donor contribution as of 1 January 2017. This was then used to determine the sources of funds in the transferred assets, as summarized in the following table.

Source of Funds in ADF	$ million	%	Source of Funds in ADF	$ million	%
Donor Contributions					
Australia	$ 2,213	7.18	Malaysia	24	0.08
Austria	257	0.83	Nauru	0	0.00
Belgium	231	0.75	The Netherlands	716	2.32
Brunei Darussalam	17	0.06	New Zealand	157	0.51
Canada	1,889	6.13	Norway	266	0.86
China, People's Republic of	84	0.27	Portugal	79	0.26
Denmark	242	0.79	Singapore	18	0.06
Finland	180	0.58	Spain	432	1.40
France	1,270	4.12	Sweden	436	1.42
Germany	1,679	5.45	Switzerland	359	1.17
Hong Kong, China	93	0.30	Taipei,China	90	0.29
India	24	0.08	Thailand	15	0.05
Indonesia	14	0.05	Turkey	114	0.37
Ireland	79	0.26	United Kingdom	1,440	4.67
Italy	1,099	3.57	United States	4,060	13.18
Japan	11,197	36.34	**Subtotal**	**29,309**	**95.13**
Kazakhstan	4	0.01	**OCR Net Income Transfers**	**1,439**	**4.67**
Korea, Republic of	484	1.57	**Set-Aside Resources**	**64**	**0.20**
Luxembourg	47	0.15	**Total**	**$ 30,812**	**100.00**

0 = about $0.3 million, 0.00 = 0.001%.

NOTE D—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investment securities and negotiable certificates of deposit held by ADB are considered by Management to be "Available for Sale" (AFS) and are reported at FV. Unrealized gains and losses are reported in EQUITY as part of Accumulated other comprehensive income (loss). Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED GAINS (LOSSES) from investments for liquidity purpose and are measured by the difference between amortized cost and the net proceeds of the sale using the specific identification method for internally managed investment portfolio and the weighted average cost method for externally managed investment portfolio.

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premium and discounts.

continued

Unrealized losses on investment securities are assessed to determine whether the impairment is deemed to be other than temporary. If the impairment is deemed to be other than temporary, the investment is written down to the impaired value, which becomes the new cost basis of the investment. Impairment losses are not reversed for subsequent recoveries in the value of the investment, until it is sold.

ADB may engage in securities lending of government or government-guaranteed obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities are available to meet ADB's obligation to counterparties. Included in investments as of 30 June 2019 were securities transferred under securities lending arrangements of government or government-guaranteed obligations totaling $245 million ($528 million – 31 December 2018).

The FV and amortized cost of the investments by contractual maturity as of 30 June 2019 and 31 December 2018 are as follows:

($ million)

| | 30 June 2019 | | 31 December 2018 | |
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
Due in one year or less	$ 12,781	$ 12,777	$ 13,489	$ 13,496
Due after one year through five years	20,067	20,013	20,846	21,118
Due after five years through ten years	4,316	4,233	819	824
Due after ten years through fifteen years	188	185	61	67
Total	$ 37,352	$ 37,208	$ 35,215	$ 35,505

Additional information relating to investments for liquidity purpose in government or government-guaranteed obligations and other securities classified as AFS are as follows:

($ million)

As of	30 June 2019	31 December 2018
Amortized cost	$ 33,793	$ 30,310
Fair value	33,937	30,020
Gross unrealized gains	201	33
Gross unrealized losses	(57)	(323)

For the six months ended 30 June:	2019	2018
Decrease (increase) in net unrealized losses from prior period	$ 434	$ (230)
Proceeds from sales	3,272	1,007
Gross gain on sales	5	0
Gross loss on sales	(3)	(12)

0 = less than $0.5 million.

continued

The following table shows the gross unrealized losses and fair value of investments with unrealized losses that are not deemed to be other-than-temporary impairment, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of 30 June 2019 and 31 December 2018. There were 111 government or government-guaranteed obligations (208 – 31 December 2018), and 101 corporate obligations (258 – 31 December 2018) that have been in a continuous losses for over one year representing 23.47% (48.98% – 31 December 2018) of the total investments.

($ million)

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
30 June 2019						
Government or government-guaranteed obligations	$ 3,569	$ 2	$ 8,534	$ 54	$ 12,103	$ 56
Other securities						
Corporate obligations	448	0	231	1	679	1
Total	$ 4,017	$ 2	$ 8,765	$ 55	$ 12,782	$ 57
31 December 2018						
Government or government-guaranteed obligations	$ 5,554	$ 10	$ 16,853	$ 301	$ 22,407	$ 311
Other securities						
Corporate obligations	698	3	396	9	1,094	12
Total	$ 6,252	$ 13	$ 17,249	$ 310	$ 23,501	$ 323

0 = less than $0.5 million.

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 June 2019 and 31 December 2018 is as follows:

($ million)

	Total	Fair Value Measurements		
		Level 1	Level 2	Level 3
30 June 2019				
Investments for liquidity purpose				
Government or government-guaranteed obligations	$ 31,903	$ 28,834	$ 3,069	$ –
Time deposits	3,415	–	3,415	–
Other securities	2,034	1,600	434	–
Securities transferred under repurchase agreements	80	80	–	–
Securities purchased under resale arrangements	181	–	181	–
Total at fair value	$ 37,613	$ 30,514	$ 7,099	$ –

continued

($ million)

		Total		Fair Value Measurements					
				Level 1		Level 2		Level 3	
31 December 2018									
Investments for liquidity purpose									
Government or government- guaranteed obligations	$	28,554	$	25,834	$	2,720	$		–
Time deposits		5,195		–		5,195			–
Other securities		1,466		1,189		277			–
Securities transferred under repurchase agreements		87		87		--			–
Securities purchased under resale arrangements		343		–		343			–
Total at fair value	$	**35,645**	$	**27,110**	$	**8,535**	$		**–**

If available, active market quotes are used to assign fair values to investment securities and related financial assets. These include most government or government-guaranteed obligations and corporate obligations. Investments and related financial assets where active market quotes are not available are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, volatilities, and unobservable inputs, such as option adjusted spreads, and other techniques. Time deposits are reported at cost, which approximates FV.

OCR's INVESTMENTS FOR LIQUIDITY PURPOSE are governed by the Investment Authority approved by the Board of Directors. The asset and liability management committee and risk committee are involved in overseeing the activities and performance of the investment portfolio. ADB maintains documented processes and internal controls to value the investment securities and financial assets. The data management unit in the Treasury Department is responsible for providing the valuation. In instances where ADB relies primarily on prices from third party pricing information, there are procedures in place to validate the appropriateness of those values in determining the hierarchy levels. This involves evaluating the nature of prices provided by third party pricing sources to determine if they are indicative or binding prices.

The table below provides the details of transfers between Levels 1 and 2, resulting from the availability or absence of market quotes for the six months ended 30 June 2019 and for the year ended 31 December 2018:

($ million)

	30 June 2019				31 December 2018			
	Level 1		Level 2		Level 1		Level 2	
Investments for liquidity purpose								
Government or government-guaranteed obligations								
Transfers into (out of)	$	282	$	(282)	$	165	$	(165)
Transfers (out of) into		–		–		(34)		34
Corporate obligations								
Transfers into (out of)		–		–		25		(25)
	$	**282**	$	**(282)**	$	**156**	$	**(156)**

NOTE E—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

ADB accounts for transfers of financial assets in accordance with ASC 860, "Transfers and Servicing." Transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at FV and cash received is

continued

recorded a liability. ADB monitors the FV of the securities transferred under repurchase agreements and the received collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

ADB has entered into Global Master Repurchase Agreements in which ADB agrees to transfer securities under repurchase agreements. The agreements provide for the right of a party to terminate if any of the specified default and termination events occur and includes provisions to offset the sum due from one party against the sum due to the other. All securities transferred under repurchase agreements are investment grade government or government-guaranteed securities. ADB monitors daily the FV of margin securities in compliance with the repurchase agreement.

The gross amounts of PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS subject to enforceable master netting agreements as of 30 June 2019 and 31 December 2018 are summarized below.

($ million)

	(a)	(b)		(c) = (a) – (b)
	Gross amount of liabilities presented in the balance sheet	Gross amounts not offset in the balance sheet		
		Financial instruments	Collateral pledged	Net amount
30 June 2019				
Payable under securities repurchase agreements	$ 80	$ 80	$ —	$ (0)
Total	$ 80	$ 80	$ —	$ (0)
31 December 2018				
Payable under securities repurchase agreements	$ 84	$ 87	$ —	$ (3)
Total	$ 84	$ 87	$ —	$ (3)

0 = less than $0.5 million.

The contractual maturity of payable under securities repurchase agreements as of 30 June 2019 and 31 December 2018 are summarized below:

($ million)

	Remaining contractual maturity of the agreements			
	1-30 Days	31-90 Days	> 90 Days	Total
30 June 2019				
Payable under securities repurchase agreements				
Government or government-guaranteed obligations	$ —	$ 80	$ —	$ 80
Total	$ —	$ 80	$ —	$ 80
Gross amount of recognized liabilities for repurchase agreements disclosed above				80
Amounts related to agreements not included in offsetting disclosure				—

continued

($ million)

	Remaining contractual maturity of the agreements			
	1-30 Days	31-90 Days	> 90 Days	Total
31 December 2018				
Payable under securities repurchase agreements				
Government or government-guaranteed obligations	$ —	$ 84	$ —	$ 84
Total	$ —	$ 84	$ —	$ 84
Gross amount of recognized liabilities for repurchase agreements disclosed above				84
Amounts related to agreements not included in offsetting disclosure				—

NOTE F—LOANS — OPERATIONS

As of 30 June 2019 and 31 December 2018, the outstanding loans to borrowers that exceeded 5% of total outstanding loans, before the effect of any risk transfers, are as follows:

	30 June 2019		31 December 2018	
Borrower	$ million	%	$ million	%
People's Republic of China	$ 18,192	16.79	$ 18,239	17.08
India	17,959	16.57	17,438	16.33
Indonesia	11,064	10.21	10,931	10.24
Pakistan	10,898	10.06	11,119	10.41
Bangladesh	9,651	8.91	9,271	8.68
Viet Nam	8,331	7.69	8,272	7.75
Philippines	6,851	6.32	6,167	5.78
Others (individually less than 5% of total loans)	25,421	23.45	25,332	23.73
	108,367	100.00	106,769	100.00
Fair value adjustment on concessional loans	(244)		(252)	
Allowance for loan losses	(247)		(236)	
Unamortized loan origination costs—net	132		124	
	(359)		(364)	
Loans Outstanding	$ 108,008		$ 106,405	

The following table summarizes the net loans outstanding by major category as of 30 June 2019 and 31 December 2018:

($ million)

	30 June 2019	31 December 2018
Sovereign loans		
Regular	$ 73,944	$ 72,569
Concessional	28,458	28,579
Subtotal	102,402	101,148
Nonsovereign loans	5,606	5,257
Total	$ 108,008	$ 106,405

continued

As of 30 June 2019 and 31 December 2018, the undisbursed balances of committed loans and approved loans that are not yet committed, are as follows:

($ million)

	30 June 2019			31 December 2018		
	Undisbursed Committed Loans		Loans Approved	Undisbursed Committed Loans		Loans Approved
	Effective	Not Yet Effective	Not Yet Committed	Effective	Not Yet Effective	Not Yet Committed
Sovereign loans						
Regular	$ 33,142	$ 2,126	$ 2,296	$ 31,819	$ 3,604	$ 2,058
Concessional	9,030	615	364	8,299	1,126	1,046
Subtotal	42,172	2,741	2,660	40,118	4,730	3,104
Nonsovereign loans	3,184	–	1,379	3,202	–	2,352
Total	$ 45,356	$ 2,741	$ 4,039	$ 43,320	$ 4,730	$ 5,456

Loans in Non-Accrual Status

ADB places loans in non-accrual status if the principal or interest with respect to any such loans is past due by 180 days or in case of loans that are not yet past due, when there is expectation that interest and other charges will not be collected when they become due, at the point when such information is known. Interest on non-accruing loans is included in revenue only to the extent that payments have actually been received by ADB.

As of 30 June 2019, one nonsovereign loan (two nonsovereign loans – 31 December 2018) is placed in non-accrual status with principal outstanding of $75 million ($95 million – 31 December 2018), of which $1 million is overdue ($7 million – 31 December 2018). There were no outstanding sovereign loans, both regular and concessional, in non-accrual status as of 30 June 2019 and 31 December 2018.

Aging Analysis of Loans Outstanding

An analysis of the age of the recorded loans outstanding that are past due as of 30 June 2019 and 31 December 2018 is as follows:

($ million)

	Overdue Loan Service Payments					
	1-90 Days	91-180 Days	> 180 Days	Total	Current	Total
30 June 2019						
Sovereign loans						
Regular	$ –	$ –	$ –	$ –	$ 73,772	$ 73,772
Concessional	–	–	–	–	28,740	28,740
Subtotal	–	–	–	–	102,512	102,512
Nonsovereign loans	0	2	1	3	5,852	5,855
Total	$ 0	$ 2	$ 1	$ 3	$ 108,364	$ 108,367
Fair value adjustment on concessional loans						(244)
Allowance for loan losses						(247)
Unamortized loan origination cost—net						132
Loans Outstanding						$ 108,008

0 = less than $0.5 million.

continued

($ million)

	Overdue Loan Service Payments				Current	Total
	1-90 Days	91-180 Days	> 180 Days	Total		
31 December 2018						
Sovereign loans						
Regular	$ —	$ —	$ —	$ —	$ 72,403	$ 72,403
Concessional	0	—	—	0	28,873	28,873
Subtotal	0	—	—	0	101,276	101,276
Nonsovereign loans	3	7	4	14	5,479	5,493
Total	$ 3	$ 7	$ 4	$ 14	$ 106,755	106,769
Fair value adjustment on concessional loans						(252)
Allowance for loan losses						(236)
Unamortized loan origination cost—net						124
Loans Outstanding						$ 106,405

0 = less than $0.5 million.

Allowance for Loan Losses

The changes in the allowance for loan losses during the six months ended 30 June 2019, and for the year ended 31 December 2018, as well as information pertaining to loans which were subject to specific allowance for loan losses are as follows:

($ million)

	30 June 2019			31 December 2018		
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total
Allowance for loan Losses:						
Beginning balance	$ 54	$ 183	$ 236	$ 57	$ 60	$ 118
Provision during the period	—	28	28	—	144	144
Write back	—	(10)	(10)	—	(22)	(22)
Write off	(2)	(7)	(9)	(4)	—	(4)
Ending balance	$ 52 [a]	$ 195	$ 247	$ 54 [a]	$ 183	$ 236
Outstanding allowance on:						
Individually evaluated for loan losses	$ 52	$ 157	$ 209	$ 54	$ 148	$ 202
Collectively evaluated for loan losses	$ —	$ 38	$ 38	$ —	$ 35	$ 35
Loans Outstanding[b]	$ 102,268	$ 5,855	$ 108,123	$ 101,024	$ 5,493	$ 106,517
Individually evaluated for loan losses	$ 306	$ 283	$ 589	$ 310	$ 230	$ 540
Collectively evaluated for loan losses	$ —	$ 5,572	$ 5,572	$ —	$ 5,263	$ 5,263

Note: Numbers may not sum precisely because of rounding.
[a] Represents provision for HIPC debt relief to Afghanistan.
[b] Excluding allowance for loan losses and net unamortized loan origination cost.

continued

Loans subject to provisioning with related allowance for loan losses as of 30 June 2019 and 31 December 2018 are as follows:

($ million)

	30 June 2019			31 December 2018		
	Recorded Loan Receivable	Unpaid Principal balance	Related allowance	Recorded Loan Receivable	Unpaid Principal balance	Related allowance
Sovereign loans	$ 306	$ —	$ 52	$ 310	$ —	$ 54
Nonsovereign loans	283	3	157	230	14	148

For the six months ended 30 June 2019, one nonsovereign loan was restructured. No loans were modified or restructured in 2018.

The allowance for loan losses for sovereign loans relate to the Heavily Indebted Poor Countries (HIPC) Initiative for the concessional OCR loans. Launched in 1996 by the International Development Association (IDA) and the International Monetary Fund (IMF), the HIPC Initiative provides partial debt relief to poor countries with external debt that severely burdens export earnings or public finance. The ADB Board of Governors adopted a resolution on 7 April 2008 for ADB to participate in the HIPC Initiative and to provide Afghanistan with debt relief. The principal amount of Afghanistan's debt to be forgiven and charged against ADF income was $82 million. Of this amount, a total of $30 million has been written-off as the loan service payments of affected loans fell due. This brought the balance of the Allowance for HIPC debt relief as of 30 June 2019 to $52 million.

As of 30 June 2019, allowance for loan losses for nonsovereign loans comprised of $157 million for specific loan losses and $38 million for collective loan losses.

The Office of Risk Management is responsible for determining the specific and collective provisions for the nonsovereign loans and the accounting division, in coordination with regional departments, is responsible for determining the specific provisions for sovereign loans. The provisioning levels are discussed at the risk committee and reported to the Board of Directors quarterly.

Fair Value Adjustment on Concessional Loans

On 1 January 2017, concessional loans from ADF were transferred to OCR at FV. The FV of the ADF loan was approximated by the nominal value of the loan outstanding amount adjusted for credit risk, which was measured by the expected loss of the ADF loan portfolio based on ADB credit risk management framework.

The FV adjustment of concessional loans transferred was $281 million. The FV adjustment is recognized as income over the life of the loans based on the maturity structure of the transferred loans and as the loan service payments are received.

Credit Risks and Quality of Loans

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or if its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract. ADB manages credit risk for lending operations through continuous monitoring of creditworthiness of the borrowers and capital adequacy framework.

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risks and 14 denoting that the borrower has defaulted. The rating scale corresponds to the rating scales used by international rating agencies. For sovereign loans, ADB has a process of assigning internal ratings to provide more accurate inputs for risk measurement. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit risks in the portfolio.

continued

The following table summarizes the credit quality of sovereign and nonsovereign loans after the effect of risk transfers. High credit risk includes $279 million in nonsovereign loans that are considered impaired ($217 million – 31 December 2018).

($ million)

Risk Class	Risk Rating	Sovereign Loans		Nonsovereign Loans	
		30 June 2019	31 December 2018	30 June 2019	31 December 2018
Low credit risk	1–5 (AAA to BBB–)	$ 52,994	$ 52,255	$ 2,024	$ 1,814
Medium credit risk	6–8 (BB+ to BB–)	20,841	20,461	2,467	2,243
Significant credit risk	9–11 (B+ to B–)	26,949	26,818	940	1,073
High credit risk	12–14 (CCC+ to D)	1,728	1,742	424	363
Total		$ 102,512	$ 101,276	$ 5,855	$ 5,493

As of 30 June 2019, ADB's loan and guarantee portfolios had a significant concentration of credit risk to Asia and Pacific region. The credit exposure determined based on FV amounted to $111,134 million ($109,498 million – 31 December 2018).

Fair Value Disclosure

ADB does not sell its sovereign loans. As of 30 June 2019 and 31 December 2018, all loans are carried at amortized cost.

The FV hierarchy of ADB loans as of 30 June 2019 and 31 December 2018 is as follows:

($ million)

	30 June 2019	31 December 2018
Level 1	$ –	$ –
Level 2	74,905	73,110
Level 3	33,647	33,757
Total at fair value	$ 108,552	$ 106,867

NOTE G—GUARANTEES — OPERATIONS

ADB provides guarantees under its sovereign and nonsovereign operations. Such guarantees include (i) credit guarantees where certain principal and/or interest payments are covered; (ii) political risk guarantees, which provide coverage against well-defined country risk events; and (iii) guarantees for certain trade-related obligations. While counter-guarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counter-guarantee. ADB also seeks risk-sharing arrangements that set ADB's net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counter-guarantee takes the form of a counter-guarantor's agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

Tenors of guarantees are subject to risk considerations and market conditions. They should normally not exceed the maximum tenor of ADB's ordinary capital resources lending operations, as may be adjusted from time to time, and there is no minimum tenor. In some cases however, guarantees may be for short tenors if the underlying obligations are short term, such as trade related products.

continued

The maximum potential exposure and outstanding amounts of these guarantee obligations as of 30 June 2019 and 31 December 2018 covered:

($ million)

	30 June 2019		31 December 2018	
	Maximum Potential Exposure	Outstanding Amount	Maximum Potential Exposure	Outstanding Amount
Credit Guarantees				
Trade related				
with counterguarantee	$ 610	$ 610	$ 599	$ 599
without counterguarantee	751	618	820	678
	1,361	1,228	1,419	1,277
Non-Trade related				
with counterguarantee	802	731	805	723
without counterguarantee	865	610	930	617
	1,667	1,341	1,735	1,340
Subtotal	3,028	2,569	3,154	2,617
Political Risk Guarantees				
Non-Trade related				
with counterguarantee	13	13	14	14
without counterguarantee	150	–	–	–
Subtotal	163	13	14	14
Total	$ 3,191	$ 2,582	$ 3,168	$ 2,631

The maximum potential exposure represents the undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion.

As of 30 June 2019, a total liability of $33 million ($35 million – 31 December 2018) relating to standby ready obligations for eight credit risk guarantees (eight – 31 December 2018) and one political risk guarantee (one – 31 December 2018) has been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous in the Balance Sheet for all guarantees issued after 31 December 2002.

As of 30 June 2019 and 31 December 2018, one credit guarantee with nonsovereign counter-guarantee had collateral from a counter-guarantor.

Fair Value Disclosure

As of 30 June 2019 and 31 December 2018, all of ADB's future guarantee receivables and guarantee liabilities are classified as Level 3 within the FV hierarchy.

The accounting division is responsible for determining and reporting the FV of guarantees reported in the balance sheet. Future guarantees receivable and guarantee liabilities are stated at discounted present value using significant unobservable inputs such as discount rates applicable to individual guarantee contracts that are internally determined and are classified under Level 3. An increase (decrease) in discount rates generally results in a decrease (increase) in the FV of the guarantees.

continued

The valuation technique and significant unobservable quantitative input for guarantee receivable/guarantee liabilities classified as Level 3 as of 30 June 2019 and 31 December 2018 are summarized below:

Valuation Technique	Unobservable Input	Range (Average)	
		30 June 2019	31 December 2018
Discounted cash flows	Discount rates	2.22% to 4.43% (2.89%)	2.22% to 4.43% (2.89%)

The following table presents the changes in the carrying amounts of ADB's Level 3 future guarantee receivable/liability for the six months ended 30 June 2019 and for the year ended 31 December 2018:

($ million)

	Guarantee Receivable/Liability	
	30 June 2019	31 December 2018
Balance, beginning of the period	$ 35	$ 17
Issuances	6	31
Amortization	(8)	(13)
Balance, end of the period	$ 33	$ 35

Note: There were no realized/unrealized gains and losses included in earnings and other comprehensive income.

NOTE H—EQUITY INVESTMENTS — OPERATIONS

ADB's equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through investment funds (e.g. private equity funds). All equity investments (except for those that are under equity method) are reported at FV with changes in FV reported in the Statement of Income and Expenses under NET UNREALIZED GAINS (LOSSES). Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED GAINS (LOSSES) from equity investments – operations and are measured by the difference between cost and sales proceeds. Previously recognized unrealized gains and losses are reversed upon sale of investments.

Breakdown of equity investments as of 30 June 2019 and 31 December 2018 are as follows:

($ million)

	30 June 2019	31 December 2018
Equity method	$ 737	$ 703
Fair value method	734	577
Total	**$ 1,471**	**$ 1,280**

Additional information relating to equity investments reported at FV is as follows:

($ million)

As of	30 June 2019	31 December 2018
Cost	$ 414	$ 382
Fair value	734	577
Gross unrealized gains	351	206
Gross unrealized losses	(31)	(11)

For the six months ended 30 June:	2019	2018
Net unrealized gains (losses)	$ 125	$ (102)
Net realized gains	11	95
Net gains (losses)	136	(7)

continued

Approved equity investments that have not been disbursed totaled $396 million at 30 June 2019 ($470 million – 31 December 2018).

Fair Value Disclosure

ADB's equity investments reported at FV as of 30 June 2019 were $734 million ($577 million – 31 December 2018). Equity investments with readily determinable market prices are valued using quoted prices in active markets and are classified as Level 1. Inputs other than quoted prices within Level 1 that are observable, such as prices of recent investments, are classified as Level 2. Equity investments valued with financial models using unobservable inputs are classified as Level 3.

The FV hierarchy of ADB's equity investments at FV as of 30 June 2019 and 31 December 2018 is as follows:

($ million)

	30 June 2019	31 December 2018
Level 1	$ 493	$ 361
Level 2	96	159
Level 3	145	57
Total equity investments at fair value	**$ 734**	**$ 577**

The Office of Risk Management is responsible for determining the FV of equity investments without readily determinable FV. The valuation methodology used for the Level 3 securities considers multiple valuation techniques ranging from (i) weighted average of last transacted price, price-to-book, and price-to-earnings; (ii) present value of put option proceeds; (iii) sum-of-parts; (iv) net asset value; (v) present value of negotiated price; (vi) discounted cash flow of projected dividends; and (vii) probability weighted scenario depending on the investment cycle of the equity investment.

The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of 30 June 2019 and 31 December 2018 are presented below.

		Value	
Valuation Technique	**Unobservable Inputs**	**30 June 2019**	**31 December 2018**
Weighted average of last transacted price,	Internal rate of return	n/a	21%
price-to-book, and price-to-earnings;	Derived price-to-book	1.25x – 1.81x (range)	n/a
Present value of put option proceeds;	Discount rate	10.0% – 16.27% (range)	10.0% – 16.27% (range)
Sum-of-parts; Net asset value; Present	EV/EBITDA multiple	5x – 6x (range)	5x – 6.5x (range)
value of negotiated price; Discounted	Cost of equity	8.91% – 19.0% (range)	n/a
cash flow of projected dividends;	Probability put option		
Probability weighted scenario	will be honored	56%	n/a

EV/EBITDA = enterprise value / earnings before interest, taxes, depreciation, and amortization, n/a = not applicable.

continued

The following table presents the changes in the carrying amounts of ADB's Level 3 equity investment for the six months ended 30 June 2019 and for the year ended 31 December 2018:

($ million)

| | Equity investments under FV Method | |
	30 June 2019	31 December 2018
Balance, beginning of the period	$ 57	$ 3
Equity investments previously reported at cost[a]	–	23
New level 3 equity investment	88	33
Reclassified out of level 3	(5)	–
Total gains (losses) - (unrealized)		
Included in earnings[b]	5	0
Included in accumulated other comprehensive loss[c]	(0)	(2)
Balance, end of the period	$ 145	$ 57
The amount of total gains for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets still held at the reporting date[b]	$ 5	$ –

0 = less than $0.5 million

[a] FV of equity investments previously reported at cost upon adoption of ASU 2016-01 effective 1 January 2018.

[b] Included in net unrealized gains (losses) (OCR-2).

[c] Included in accumulated translation adjustments (Note N).

NOTE I—OTHER DEBT SECURITIES — OPERATIONS

ADB's financial assistance to nonsovereign entities in its developing member countries may be made by way of subscription to an entity's debt instruments such as bonds and debentures issued for the purpose of financing development projects. They are reported: (i) at fair value; and (ii) at amortized cost as follows:

($ million)

	30 June 2019	31 December 2018
Fair value method	$ 46	$ –
Amortized cost method	633	618
Total	**$ 679**	**$ 618**

The amortized cost and FV of the outstanding other debt securities by contractual maturity as of 30 June 2019 and 31 December 2018 are presented below:

($ million)

| | 30 June 2019 | | 31 December 2018 | |
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 58	$ 60	$ 22	$ 24
Due after one year through five years	486	510	489	507
Due after five years through ten years	134	147	107	116
Total	**$ 678**	**$ 717**	**$ 618**	**$ 647**

continued

The FV hierarchy of ADB's other debt securities as of 30 June 2019 and 31 December 2018 is as follows:

($ million)

	30 June 2019	31 December 2018
Level 1	$ 21	$ —
Level 2	25	—
Level 3	671	647
Total at fair value	$ 717	$ 647

The value of the Level 3 other debt securities at fair value method is based on discounted cash flows.

The following table presents the changes in the carrying amounts of ADB's Level 3 other debt securities at fair value method for the six months ended 30 June 2019 and for the year ended 31 December 2018:

($ million)

	30 June 2019	31 December 2018
Balance, beginning of the period	$ —	$ 3
Converted into equity shares	—	(3)
Balance, end of the period	$ —	$ —

Additional information relating to other debt securities classified as AFS are as follows:

($ million)

As of	30 June 2019	31 December 2018
Amortized cost	$ 45	$ —
Fair value	46	—
Gross unrealized gains	1	—
Gross unrealized losses	—	—

For the six months ended 30 June:	2019	2018
Increase in net unrealized gains from prior period	$ 1	$ —
Proceeds from sales	—	—
Gross gain on sales	—	—
Gross loss on sales	—	—

NOTE J—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments such as interest rate swaps, currency swaps, and foreign exchange swaps and forwards for asset and liability management of individual positions and portfolios. The FV of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Borrowings are interest rate, currency and foreign exchange swaps that ADB has entered into for the purpose of hedging specific borrowings. The terms of ADB's interest rate and currency swaps usually match the terms of particular borrowings. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Investments for liquidity purpose are interest rate, currency and foreign exchange swaps, and forwards that ADB has entered into for the purpose of hedging specific investments. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Loans – Operations are interest rate, and currency swaps that ADB has entered into for the purpose of hedging specific loans or

continued

a portfolio of loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources and future requirements.

Future dated derivatives as of 30 June 2019 amounted to $4 million for derivative assets ($2 million – 31 December 2018) and $2 million for derivative liabilities ($11 million – 31 December 2018).

Fair Value Disclosure

The FV hierarchy of ADB's derivatives and the balance sheet location as of 30 June 2019 and 31 December 2018 are as follows:

($ million)

30 June 2019	Balance Sheet Location	Fair Value Measurements			
		Total	Level 1	Level 2	Level 3
Assets					
Borrowings related derivatives	Derivative Assets				
Currency swaps	- Borrowings	$ 28,780	$ —	$ 26,948	$ 1,832
Interest rate swaps		907	—	907	—
Investments related derivatives	Derivative Assets				
Currency swaps	- Investments for liquidity purpose	10,245	—	10,245	—
Interest rate swaps		0	—	0	—
Foreign exchange swaps		3,448	—	3,448	—
Foreign exchange forwards		8	—	8	—
Loans related derivatives	Derivative Assets				
Currency swaps	- Loans — Operations	8,541	—	8,541	—
Interest rate swaps		219	—	219	—
Total assets at fair value		**$ 52,148**	**$ —**	**$ 50,316**	**$ 1,832**
Liabilities					
Borrowings related derivatives	Derivative Liabilities				
Currency swaps	- Borrowings	$ 29,642	$ —	$ 29,642	$ —
Interest rate swaps		379	—	379	—
Investments related derivatives	Derivative Liabilities				
Currency swaps	- Investments for liquidity purpose	10,333	—	10,333	—
Interest rate swaps		22	—	22	—
Foreign exchange swaps		3,494	—	3,494	—
Foreign exchange forwards		8	—	8	—
Loans related derivatives	Derivative Liabilities				
Currency swaps	- Loans — Operations	8,869	—	8,141	728
Interest rate swaps		66	—	66	—
Total liabilities at fair value		**$ 52,813**	**$ —**	**$ 52,085**	**$ 728**

continued

($ million)

31 December 2018	Balance Sheet Location	Fair Value Measurements			
		Total	Level 1	Level 2	Level 3
Assets					
Borrowings related derivatives	Derivative Assets				
Currency swaps	- Borrowings	$ 24,966	$ –	$ 23,416	$ 1,550
Interest rate swaps		219	–	219	–
Investments related derivatives	Derivative Assets				
Currency swaps	- Investments for liquidity purpose	8,243	–	8,243	–
Interest rate swaps		4	–	4	–
Foreign exchange swaps		3,442	–	3,442	–
Foreign exchange forwards		15	–	15	–
Loans related derivatives	Derivative Assets				
Currency swaps	- Loans — Operations	8,564	–	8,564	–
Interest rate swaps		47	–	47	–
Total assets at fair value		**$ 45,500**	**$ –**	**$ 43,950**	**$ 1,550**
Liabilities					
Borrowings related derivatives	Derivative Liabilities				
Currency swaps	- Borrowings	$ 27,220	$ –	$ 27,220	$ –
Interest rate swaps		1,208	–	1,208	–
Investments related derivatives	Derivative Liabilities				
Currency swaps	- Investments for liquidity purpose	8,279	–	8,279	–
Interest rate swaps		20	–	20	–
Foreign exchange swaps		3,509	–	3,509	–
Foreign exchange forwards		15	–	15	–
Loans related derivatives	Derivative Liabilities				
Currency swaps	- Loans — Operations	8,734	–	8,048	686
Interest rate swaps		11	–	11	–
Total liabilities at fair value		**$ 48,996**	**$ –**	**$ 48,310**	**$ 686**

The Office of Risk Management is responsible for determining the FV of derivatives using discounted cash flow models. Market inputs, such as yield curves, foreign exchange (FX) rates, cross currency basis spreads, yield basis spread, yield and FX volatilities and correlation are obtained from pricing services and brokers and applied to the models. ADB has a process to validate the appropriateness of the models and inputs in determining the hierarchy levels. This involves evaluating the nature of rates and spreads to determine if they are indicative and binding. For derivatives classified under Level 3, basis swaps spreads for selected currencies are considered to be significant unobservable inputs to derive the discount rates based on benchmark yield curves adjusted with a basis swap spread.

A significant increase (decrease) in the basis swap spread will generally decrease (increase) the FV of derivatives.

There were no interlevel transfers in the derivatives portfolio during the six months ended 30 June 2019 and for the year ended 31 December 2018.

continued

The valuation technique and quantitative information on significant unobservable inputs used in valuing ADB's derivative instruments classified as Level 3 as of 30 June 2019 and 31 December 2018 are presented below:

Valuation Technique	Unobservable Inputs	Range (Weighted Average)	
		30 June 2019	31 December 2018
Discounted cash flows	Basis swap spreads	-1.17% to 6.66% (-2.04%)	-1.34% to 7.26% (-2.73%)

The following tables present the changes in the carrying amounts of ADB's Level 3 derivative assets and derivative liabilities for the six months ended 30 June 2019 and for the year ended 31 December 2018:

($ million)

	Borrowings related derivatives		Loans related derivatives	
	Assets	Liabilities	Assets	Liabilities
30 June 2019				
Balance, beginning of period	$ 1,550	$ —	$ —	$ (686)
Total gains (losses) - (realized/unrealized)				
Included in earnings[a]	98	—	—	(16)
Included in other comprehensive loss[b]	(57)	—	—	(32)
Issuances	391	—	—	(19)
Maturities/Redemptions	(150)	—	—	25
Balance, end of period	$ 1,832	$ —	$ —	$ (728)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ 50	$ —	$ —	$ (17)
31 December 2018				
Balance, beginning of year	$ 1,462	$ —	$ —	$ (536)
Total gains (losses) - (realized/unrealized)				
Included in earnings[a]	(92)	—	—	8
Included in other comprehensive loss[b]	(241)	—	—	12
Issuances	648	—	—	(220)
Maturities/Redemptions	(227)	—	—	50
Balance, end of year	$ 1,550	$ —	$ —	$ (686)
The amount of total (losses) gains for the year included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ (53)	$ —	$ —	$ 8

[a] Included in net unrealized gains (losses) (OCR-2).
[b] Included in accumulated translation adjustments (Note N).

continued

Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the FV of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

($ million)

	Location of Gain (Loss) recognized in Income (Expenses) on Derivatives	Amount of Gain (Loss) recognized in Income (Expenses) on Derivatives	
		30 June 2019	30 June 2018
Borrowings related derivatives			
Currency swaps	Borrowings and related expenses	$ (18)	$ 156
	Net Realized Gains (Losses)	–	1
	Net Unrealized Gains (Losses)	693	(223)
Interest rate swaps	Borrowings and related expenses	(191)	(22)
	Net Unrealized Gains (Losses)	1,526	(863)
Foreign exchange swaps	Borrowings and related expenses	–	2
	Net Realized Gains (Losses)	–	(0)
		$ 2,010	$ (949)
Investments related derivatives			
Currency swaps	Revenue from Investments for liquidity purpose	$ 106	$ 60
	Net Unrealized Gains (Losses)	(21)	(9)
Interest rate swaps	Revenue from Investments for liquidity purpose	(1)	(3)
	Net Unrealized Gains (Losses)	(6)	9
Foreign exchange swaps	Revenue from Investments for liquidity purpose	35	99
	Net Unrealized Gains (Losses)	0	(2)
Foreign exchange forwards	Net Unrealized Gains (Losses)	(0)	(0)
		$ 113	$ 154
Loans related derivatives			
Currency swaps	Revenue from Loans — Operations	$ 70	$ 56
	Net Unrealized Gains (Losses)	(116)	(24)
Interest rate swaps	Revenue from Loans — Operations	2	1
	Net Unrealized Gains (Losses)	118	16
		$ 74	$ 49

0 = less than $0.5 million.

Counterparty Credit Risks

ADB has entered into several agreements with its derivative counterparties under the ISDA Master Agreement and the Master Agreement of the National Association of Financial Market Institutional Investors. The agreements provide for the right of a party to terminate the derivative transaction if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where (i) the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at the negotiated minimum credit rating level with the relevant counterparty, or (ii) such indebtedness ceases to be rated by any international credit rating agencies. If ADB's counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement absent of local market constraints) and an amount equal to its gross liability position with each counterparty (in the case of counterparties without enforceable netting agreement). The aggregate FV of all derivative instruments that ADB has under the

continued

enforceable ISDA Master Agreement that are in a net liability (negative marked-to-market) position as of 30 June 2019 was $1,204 million ($3,604 million – 31 December 2018). The gross liability position in the aggregate FV of all derivative instruments that ADB has no enforceable netting agreement amounted to $198 million as of 30 June 2019 ($147 million – 31 December 2018).

Counterparty credit risk is also mitigated by requiring counterparties to post collateral based on specified credit rating driven thresholds. As of 30 June 2019, ADB received collateral of $461 million ($162 million – 31 December 2018) in connection with swap agreements. Of this amount, $233 million ($118 million – 31 December 2018) was recorded as swap related collateral in the balance sheet.

ADB has elected not to offset any derivative instruments by counterparty in the balance sheet. Gross amounts of DERIVATIVE ASSETS and DERIVATIVE LIABILITIES not offset in the balance sheet that are subject to enforceable master netting agreements as of 30 June 2019 and 31 December 2018 are summarized as follows (see Note E for PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS):

($ million)

	30 June 2019		31 December 2018	
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross amounts presented in the balance sheet	$ 51,943[a]	$ (52,615)[b]	$ 45,350[a]	$ (48,849)[b]
Gross amounts not offset in the balance sheet				
Financial instruments	(51,411)	51,411	(45,245)	45,245
Collateral received[c]	(374)	–	(83)	–
Net amount	$ 158	$ (1,204)	$ 22	$ (3,604)

[a] This excludes gross amount of DERIVATIVE ASSETS presented in the balance sheet not subject to enforceable master netting agreements amounting to $205 million ($150 million – 31 December 2018).

[b] This excludes gross amount of DERIVATIVE LIABILITIES presented in the balance sheet not subject to enforceable master netting agreements amounting to $198 million ($147 million – 31 December 2018).

[c] Collateral received includes both cash and securities collateral.

NOTE K—PROPERTY, FURNITURE, AND EQUIPMENT

Property, furniture, and equipment includes (i) land; (ii) buildings and improvements; (iii) office furniture and equipment; and (iv) right-of-use asset. Breakdown as of 30 June 2019 and 31 December 2018 is as follows:

($ million)

	30 June 2019	31 December 2018
Land	$ 10	$ 10
Buildings and improvements	115	118
Office furniture and equipment	55	51
Right-of-use asset	52	–
Total	$ 232	$ 179

Land, buildings and improvements, and office furniture and equipment are shown as net book value.

Right-of-use asset pertains to lease of real properties such as offices, buildings and parking lots in field offices, classified as operating lease. Right-of-use asset is derived from the lease liability, which is the present value of future lease payments using the applicable discount rate, adjusted by prepaid rent and deferred rent. As of 30 June 2019, lease liability amounted to $48 million and is recorded as part of Miscellaneous under ACCOUNTS PAYABLE AND OTHER LIABILITIES.

continued

NOTE L—RELATED PARTY TRANSACTIONS

As of 30 June 2019 and 31 December 2018, ADB had the following net receivables from and payable to Special Funds, associates and external trust funds under ADB administration (Trust Funds) resulting from administrative arrangements and operating activities which were included in Miscellaneous under OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES:

($ million)

	30 June 2019	31 December 2018
Amounts receivable from:		
Asian Development Fund (Note O)	$ 21	$ 13
Associates	1	1
Trust Funds—net	6	4
Employee Benefit Plans	30	13
Total	**$ 58**	**$ 31**

As of 30 June 2019 and 31 December 2018, the related parties include employee benefit plans consisting of the Staff Retirement Plan, the Retiree Medical Plan Fund, and the Defined Contribution plan.

NOTE M—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

ADB elected to record and report at FV borrowings that are swapped or intended to be swapped in the future and selected borrowings that have floating interest rates. This election allows ADB to apply a consistent accounting treatment between borrowings and their related swaps.

Fair Value Disclosure

The Office of Risk Management is responsible for determining the FV of the borrowings. Parameters and models used for determining the FV of borrowings are subject to internal review and periodic external validation. Plain vanilla borrowings are valued using discounted cash flow methods with market-based observable inputs such as yield curves, foreign exchange rates, and credit spreads. On some borrowings, significant unobservable input is also used such as derived credit spread. Structured borrowings issued by ADB are valued using financial models that discount future cash flows and simulated expected cash flows. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black-Scholes. The model incorporates market observable inputs, such as yield curves, foreign exchange rates, credit spreads, yield and FX volatilities and correlation.

continued

The FV hierarchy of ADB's outstanding borrowings as of 30 June 2019 and 31 December 2018 are as follows:

($ million)

	30 June 2019	31 December 2018
At Amortized cost		
Level 1	$ –	$ –
Level 2	4,752	3,194
Level 3	175	178
Sub-total	4,927	3,372
At Fair value		
Level 1	–	–
Level 2	88,170	84,644
Level 3	3,480	2,769
Sub-total	91,650	87,413
Total borrowings at fair value	$ **96,577**	$ **90,785**

There were no interlevel transfers in the borrowings portfolio during the six months ended 30 June 2019 and for the year ended 31 December 2018.

ADB uses the discounted cash flows method using derived credit spreads in determining the FVs of borrowings classified as Level 3. The derived credit spread adjusts the discount rate in valuing the borrowings. A significant increase (decrease) in credit spreads generally decreases (increases) the FV of the borrowings.

For borrowings carried at FV, the quantitative information on significant unobservable input used for valuation as of 30 June 2019 and 31 December 2018 are presented below:

Valuation Technique	Unobservable Input	Range (Weighted Average)	
		30 June 2019	31 December 2018
Discounted cash flows	Derived credit spreads	-1.10% to 0.17% (-0.43%)	-1.37% to 0.25% (-0.41%)

The following table presents the changes in the carrying amounts of ADB's Level 3 borrowings reported at FV for the six months ended 30 June 2019 and the year ended 31 December 2018:

($ million)

	30 June 2019	31 December 2018
Balance, beginning of the period	$ 2,769	$ 2,567
Total losses (gains) - (unrealized)		
Included in earnings[a]	110	(48)
Included in other accumulated comprehensive loss[b]	(48)	(359)
Issuances	926	1,321
Maturities/Redemptions	(277)	(712)
Balance, end of the period	$ 3,480	$ 2,769
The amount of total losses (gains) for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to liabilities still held at the reporting date	$ 60	$ (15)

[a] Included in net unrealized gains (losses) (OCR-2).
[b] Included in unrealized holding gains from borrowings and accumulated translation adjustments (Note N).

continued

NOTE N—EQUITY

Capital Stock

The authorized capital stock of ADB as of 30 June 2019 consisted of 10,639,083 shares (10,638,933 shares – 31 December 2018) of which all have been subscribed by members. Of the subscribed shares, 10,105,947 (10,105,805 – 31 December 2018) are "callable" and 533,136 (533,128 – 31 December 2018) are "paid-in". The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its OCR or on guarantees chargeable to such resources. The "paid-in" share capital has been received, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $136 million ($152 million – 31 December 2018), while those notes received with fixed encashment schedules totaled $155 million ($206 million – 31 December 2018).

As of 30 June 2019, the value of the SDR in terms of the US dollar was $1.390210 ($1.39079 – 31 December 2018) giving a value for each share of ADB's capital equivalent to $13,902.10 ($13,907.90 – 31 December 2018).

In March 2019, Niue became ADB's 68th member, subscribing to 150 shares of ADB's capital stock.

Allocation of One-Time Income from Asset Transfer from ADF

On 15 March 2017, the Board of Governors approved the allocation of the one-time income of $30,748 million from ADF assets transfer to OCR ordinary reserve effective 1 January 2017, pursuant to Resolution No. 387 (See Note C).

Allocation of Net Income

In May 2019, the Board of Governors approved the following with respect to ADB's 2018 net income of $726 million, after the appropriation of guarantee fees of $24 million to the Special Reserve: (i) the following adjustments be made to the net income amount to determine the allocable net income: (a) $139 million representing adjustments for the net unrealized loss for the year ended 31 December 2018, be added from the cumulative revaluation adjustments (CRA) account; and (b) $24 million representing the adjustment to the loan loss reserve as of 31 December 2018, be added to the loan loss reserve; (ii) $499 million be allocated to the Ordinary Reserve; (iii) $259 million be allocated to the ADF; (iv) $80 million be allocated to the Technical Assistance Special Fund; and (v) $3 million be allocated to the Financial Sector Development Partnership Special Fund.

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) has two major components: net income and other comprehensive income (loss) comprising gains and losses affecting equity that, under US GAAP, are excluded from net income (loss). Other comprehensive income (loss) includes items such as translation adjustments; pension and post-retirement liability adjustment; and unrealized gains and losses on financial instruments classified as AFS, equity investments under equity method and fair value changes of borrowings related to ADB's own credit spread.

Beginning 1 January 2018, ADB measures its equity investments (except those accounted for under the equity method) at FV and recognize all FV changes through net income. As a result, the unrealized gains of $152 million on the equity investments with readily determinable market price and classified as AFS on 1 January 2018 was shown as a reduction in the beginning balance of the Accumulated other comprehensive

continued

income account and as an addition to the CRA account in the 2018 financial statements. Moreover, the impact to the change in instrument-specific credit risk of borrowings amounting to $6 million as of 1 January 2018, was added to the beginning balance of the Accumulated other comprehensive income account and reduce the CRA account in the 2018 financial statements.

The changes in Accumulated Other Comprehensive Income (Loss) balances for the six months ended 30 June 2019 and 2018 are as follows:

($ million)

	Accumulated Translation Adjustments	Investments for liquidity purpose[a]	Equity investments — operations	Other debt securities — operations	Borrowings	Pension/ Postretirement Liability Adjustments	Accumulated Other Comprehensive Income (Loss)
			Unrealized Holding (Losses) Gains				
Balance, 1 January 2019	$ 528	$ (291)	$ (8)	$ —	$ 325	$ (745)	$ (191)
Other comprehensive income before reclassifications	7	436	3	1	6	—	453
Amounts reclassified from accumulated other comprehensive income (loss)	–	(1)	–	–	–	5	4
Net current-period other comprehensive income	7	435	3	1	6	5	457
Balance, 30 June 2019	$ 535	$ 144	$ (5)	$ 1	$ 331	$ (740)	$ 266
Balance, 1 January 2018	$ 930	$ (254)	$ 152	$ —	$ —	$ (1,027)	$ (199)
Adjustment due to ASU 2016-01	–	–	(152)	–	6	–	(146)
Adjusted balances	930	(254)	0	–	6	(1,027)	(345)
Other comprehensive (loss) income before reclassifications	(219)	(237)	(4)	–	64	–	(396)
Amounts reclassified from accumulated other comprehensive income (loss)	–	12	–	–	–	30	42
Net current-period other comprehensive (loss) income	(219)	(225)	(4)	–	64	30	(354)
Balance, 30 June 2018	$ 711	$ (479)	$ (4)	$ —	$ 70	$ (997)	$ (699)

0 = less than $0.5 million.

[a] Includes securities transferred under repurchase agreements.

The reclassifications of Accumulated Other Comprehensive Income (Loss) to Net Income for the six months ended 30 June 2019 and 2018 are presented below:

($ million)

Accumulated Other Comprehensive Income (Loss) Components	Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)[a]		Affected Line Item in the Condensed Statement of Income and Expenses
	2019	2018	
Unrealized Holding Gains (Losses) Investments for liquidity purpose	$ 1	$ (12)	NET REALIZED GAINS (LOSSES) Investments for liquidity purpose
Pension/Postretirement Liability Adjustments Actuarial Losses	(5)	(30)	Administrative expenses
Total reclassifications for the period	$ (4)	$ (42)	

[a] Amounts in parentheses indicate debits to net income.

continued

NOTE O—INCOME AND EXPENSES

Revenue from loan operations for the six months ended 30 June 2019 was $1,643 million ($1,221 million – 2018). The average return on the loan portfolio for the six months ended 30 June 2019 was 3.03% (2.36% – 2018).

Revenue from investments for liquidity purpose for the six months ended 30 June 2019 was $471 million ($430 million – 2018) which includes realized gains and losses on sales, interest earned for securities transferred under repurchase agreements, and securities purchased under resale arrangements. The annualized rate of return on the average investments held during the six months ended 30 June 2019 including securities transferred under repurchase agreements and securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month excluding unrealized gains and losses on investments, was 2.52% (2.11% – 2018).

Revenue from equity investment operations for the six months ended 30 June 2019 amounted to $38 million ($115 million – 2018). This comprises net equity income and dividend totaling $27 million ($20 million – 2018) and realized gains from divestments totaling $11 million ($95 million – 2018).

Revenue from other debt securities for the six months ended 30 June 2019 was $23 million consisting mostly of interest income ($12 million – 2018).

Net revenue from other sources for the six months ended 30 June 2019 included income received as executing agency amounting to $11 million ($12 million – 2018) and other miscellaneous income of $14 million ($16 million – 2018).

Borrowings and related expenses for the six months ended 30 June 2019 amounted to $1,322 million ($949 million – 2018). These consist of interest expense and other related expenses such as amortization of issuance costs, discounts, and premiums. The average cost of borrowings outstanding after swaps was 2.75% (1.95% – 2018).

Administrative expenses for the six months ended 30 June 2019 were allocated between OCR and the ADF in proportion to the relative volume of operational activities. Of the total administrative expenses for the six months ended 30 June 2019 of $342 million ($327 million – 2018), $41 million ($39 million – 2018) was accordingly charged to the ADF. The balance of the administrative expense allocated to OCR was reduced by the deferral of direct loan origination costs of $17 million ($15 million – 2018) related to new loans made effective for the six months ended 30 June 2019.

For the six months ended 30 June 2019, the net provision for loan losses amounted to $19 million ($96 million – 2018).

continued

The following table provides information on the net unrealized gains or losses included in income for the six months ended 30 June 2019 and 2018:

($ million)

	2019	2018
Fair value changes from:		
Borrowings and related swaps	$ 19	$ (21)
Investments related swaps and forwards	(27)	(2)
Loans related swaps	2	(8)
Equity investments	129	(26)
Reclassification of unrealized gains on divested equity investment	(4)	(76)
Translation adjustments in non-functional currencies	0	(1)
Total	**$ 119**	**$ (134)**

0 = less than $0.5 million.

NOTE P—OTHER FAIR VALUE DISCLOSURES

The carrying amounts and FVs of ADB's financial instruments as of 30 June 2019 and 31 December 2018 are summarized below:

($ million)

	30 June 2019		31 December 2018	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 1,240	$ 1,240	$ 1,148	$ 1,148
Investments for liquidity purpose (Note D)	37,352	37,352	35,215	35,215
Securities transferred under repurchase agreements (Note D)	80	80	87	87
Securities purchased under resale arrangements (Note D)	181	181	343	343
Loans outstanding (Note F)	108,008	108,552	106,405	106,867
Equity investments — operations carried at fair value (Note H)	734	734	577	577
Other debt securities — operations (Note I)	679	717	618	647
Derivative assets - borrowings (Note J)	29,687	29,687	25,185	25,185
Derivative assets - investments for liquidity purpose (Note J)	13,701	13,701	11,704	11,704
Derivative assets - loans — operations (Note J)	8,760	8,760	8,611	8,611
Swap related collateral (Note J)	233	233	118	118
Future guarantee receivable (Note G)	33	33	35	35

continued

($ million)

	30 June 2019		31 December 2018	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
On-balance sheet financial instruments:				
LIABILITIES:				
Borrowings (Note M)	96,112	96,577	90,423	90,785
Derivative liabilities - borrowings (Note J)	30,021	30,021	28,428	28,428
Derivative liabilities - investments for liquidity purpose (Note J)	13,857	13,857	11,823	11,823
Derivative liabilities - loans — operations (Note J)	8,935	8,935	8,745	8,745
Payable under securities repurchase agreements (Note E)	80	80	84	84
Swap related collateral (Note J)	233	233	118	118
Guarantee liability (Note G)	33	33	35	35
Off-balance sheet financial instruments:[a]				
ASSETS:				
Future guarantee receivable	n/a	3	n/a	4
LIABILITIES:				
Guarantee Liability	n/a	3	n/a	4

n/a = not applicable

[a] Guarantees issued or modified prior to 1 January 2003.

As of 30 June 2019 and 2018, ADB has no material assets or liabilities measured at FV on a non-recurring basis.

NOTE Q—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2019 through 22 August 2019, the date these condensed financial statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $5,976 million in various currencies.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED BALANCE SHEET
30 June 2019 and 31 December 2018
Expressed in Millions of US Dollars

	30 June (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS		$ 41		$ 22
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and D)				
Government or government-guaranteed obligations	$ 3,259		$ 2,504	
Time deposits	561		818	
Corporate obligations	159	3,979	42	3,364
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS		41		68
ACCRUED REVENUE		23		14
OTHER ASSETS (Note F)		192		225
TOTAL		**$ 4,276**		**$ 3,693**
LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables		$ 12		$ 25
Payable to related funds (Note E)		42		14
Advance payments on contributions (Note F)		164		216
Undisbursed grants (Note I)		2,901		2,749
Total Liabilities		3,119		3,004
FUND BALANCES (ADF-4)				
Contributions received				
Contributed resources (Note F)	$ 34,149		$ 33,920	
Unamortized discount	(22)	34,127	(23)	33,897
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		2,480		2,221
		36,607		36,118
Nonnegotiable, noninterest-bearing demand obligations on account of contributions		(1,032)		(1,267)
Accumulated deficit				
From assets transfer to OCR (Note C)	(31,029)		(31,029)	
From others	(1,937)	(32,966)	(1,606)	(32,635)
Accumulated other comprehensive loss (Note G)		(1,452)		(1,527)
Total Fund Balance		1,157		689
TOTAL		**$ 4,276**		**$ 3,693**

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF INCOME AND EXPENSES—UNAUDITED
For the Six Months Ended 30 June 2019 and 2018
Expressed in Millions of US Dollars

	2019	2018
REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)	$ 41	$ 30
EXPENSES		
Grants (Note I)	(328)	(102)
Administrative expenses (Notes E and H)	(41)	(38)
Amortization of discounts on contributions	(2)	(2)
Other expenses	(0)	(0)
TOTAL EXPENSES	(371)	(142)
NET REALIZED LOSSES FROM INVESTMENTS FOR LIQUIDITY PURPOSE (Notes D and G)	(1)	(2)
NET UNREALIZED GAINS	0	0
NET LOSS	**$ (331)**	**$ (114)**

Notes: 0 = less than $0.5 million.

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF COMPREHENSIVE LOSS—UNAUDITED
For the Six Months Ended 30 June 2019 and 2018
Expressed in Millions of US Dollars

	2019	**2018**
NET LOSS (ADF-2)	$ (331)	$ (114)
Other comprehensive loss (Note G)		
Unrealized investment holding gains (losses)		
on investments for liquidity purpose	75	(32)
COMPREHENSIVE LOSS	**$ (256)**	**$ (146)**

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

CONDENSED STATEMENT OF CHANGES IN FUND BALANCES—UNAUDITED
For the Six Months Ended 30 June 2019 and 2018
Expressed in Millions of US Dollars

	2019	**2018**
Balance, 1 January	$ 689	$ 652
Comprehensive loss (ADF-3, Note G)	(256)	(146)
Contributions made available for operational commitment	229	465
Net amortization of discount on donor's contribution	1	2
Demand obligations received	(106)	(417)
Encashment of demand obligations	341	296
Transfers from ordinary capital resources	259	259
Balance, 30 June	**$ 1,157**	**$ 1,111**

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2019 and 2018
Expressed in Millions of US Dollars

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest received from investments for liquidity purpose	$ 31	$ 30
Interest received from securities purchased under resale arrangement	0	0
Administrative expenses paid	(31)	(31)
Grants disbursed	(178)	(134)
Others—net	(1)	0
Net Cash Used in Operating Activities	(179)	(135)
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments for liquidity purpose	129	136
Maturities of investments for liquidity purpose	10,951	9,565
Purchases of investments for liquidity purpose	(11,635)	(10,201)
Receipts from securities purchased under resale arrangements	6,033	5,493
Payments for securities purchased under resale arrangements	(6,006)	(5,475)
Net Cash Used in Investing Activities	(528)	(482)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	467	384
Cash received from ordinary capital resources	259	259
Cash Provided by Financing Activities	726	643
Effect of Exchange Rate Changes on Due from Banks	(0)	(0)
Net Increase in Due from Banks	19	26
Due from Banks at Beginning of Period	22	13
Due from Banks at End of Period	$ 41	$ 39

0 = less than $0.5 million
The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2019 and 2018
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2018 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2019 and 2018 have been included. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.

Replenishments

In July 2016, the Board of Governors adopted a resolution providing for the 11th replenishment of the Asian Development Fund and the sixth regularized replenishment of the Technical Assistance Special Fund (ADF 12). The replenishment which became effective on 30 May 2017, provides resources to finance the Asian Development Fund (ADF) grant program and the TASF operations during 2017-2020. As of 30 June 2019, total replenishment size is $3,812 million, of which $2,594 million comes from donor contributions. Donors agreed to allocate $461 million out of the total donor contributions to TASF. As of 30 June 2019, ADB received all instruments of contributions totaling $2,594 million equivalent from 32 donors.[1]

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of ADF are prepared in accordance with the accounting principles generally accepted in the United States of America (US GAAP).

The preparation of financial statement requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates. Judgements have been used in the valuation of certain financial instruments.

The US dollar is the reporting currency for the purpose of presenting the financial position and the results of operations.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "Fair Value Measurement" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

---

[1] US dollar equivalent based on the Board of Governors' Resolution No. 382 rates.

continued

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Contributions and Contributed Resources

Upon effectivity of replenishment, contributions committed are recorded as Contributed Resources when the Instruments of Contribution are acknowledged and are made available for operational commitment. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, based on agreed payment and encashment schedules.

Donors have the option to pay their contributions under the accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, and the discount is amortized over the standard encashment period of 10 years for ADF IX and ADF12, and 9 years for ADF X and ADF XI.

Advanced Payments on Contributions

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments on contributions and included under ACCOUNTS PAYABLE AND OTHER LIABILITIES.

Accounting and Reporting Developments

In June 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-13, *"Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments,"* and subsequent ASUs in 2018 and 2019, collectively referred to as the Updates, replacing the incurred loss impairment methodology with a methodology that reflects expected credit losses on financial instruments and other commitments to extend credit. These Updates also require that credit losses relating to available-for-sale debt securities be presented as an allowance to the amount by which fair value is below amortized cost rather than as a write-down. These Updates will be effective for ADB on 1 January 2020. Amendments in these Updates will be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. ADB is currently assessing the impact of this ASU on ADF's financial statements and anticipates that the initial application will result in changes to the accounting policies and additional disclosures relating to available for sale and held-to-maturity securities. It is currently impracticable to disclose any further information on the known or reasonably estimable impact to ADF's financial statements in the period of initial application as its detailed assessment has not been completed yet.

In August 2018, as part of FASB's disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 *"Conceptual Framework for Financial Reporting— Chapter 8: Notes to Financial Statements"*, the FASB issued ASU 2018-13 *"Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement"*

continued

which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment is effective on 1 January 2020. ADB is currently assessing the impact of this ASU on ADF's financial statements.

NOTE C—TRANSFER OF LOANS AND CERTAIN OTHER ASSETS TO OCR

Effective 1 January 2017, ADB transferred loans and other assets totaling $30,812 million from the Asian Development Fund (ADF) to ordinary capital resources (OCR) in accordance with the Board of Governors' Resolution No. 372 authorizing the termination of ADF's lending operations. From then on, concessional lending to lower-income countries continued from the OCR.

The transferred ADF assets comprised loans including accrued interest totaling $27,088 million and liquid assets totaling $3,724 million. Except for the $64 million return of set-aside resources, the rest of the transferred assets was treated as a contribution from ADF to OCR and recognized as a one-time income of $30,748 million in OCR, which has been allocated to ordinary reserves effective 1 January 2017, following the adoption of the Board of Governors' Resolution No. 387 dated 15 March 2017. The contribution part amounting to $30,748 million and the fair value adjustment on the loans amounting to $281 million were recognized as one-time loss of $31,029 million in ADF.

The proportionate share of ADF donors in the transferred assets as of 1 January 2017, taking into account the value of paid-in donor contributions that have been made available for operational commitments which are deemed by ADB to be applied for the transferred assets, was determined in accordance with Article V of the Regulations of the Asian Development Fund. Under Board of Governors' Resolution No. 372, the proportionate share of an ADF donor will be taken into account in the event of the withdrawal of that donor from ADB and ADB's repurchase of its shares, and in the theoretical termination of ADB operations and liquidation of its assets. The value of each donor's paid-in contributions was fixed in US dollars based on the special drawing right value of each donor contribution as of 1 January 2017. This was then used to determine the sources of funds in the transferred assets as summarized in the following table:

Source	$ million	%	Source	$ million	%
Donor Contributions					
Australia	$ 2,213	7.18	Luxembourg	47	0.15
Austria	257	0.83	Malaysia	24	0.08
Belgium	231	0.75	Nauru	0	0.00
Brunei Darussalam	17	0.06	The Netherlands	716	2.32
Canada	1,889	6.13	New Zealand	157	0.51
China, People's Republic of	84	0.27	Norway	266	0.86
Denmark	242	0.79	Portugal	79	0.26
Finland	180	0.58	Singapore	18	0.06
France	1,270	4.12	Spain	432	1.40
Germany	1,679	5.45	Sweden	436	1.42
Hong Kong, China	93	0.30	Switzerland	359	1.17
India	24	0.08	Taipei,China	90	0.29
Indonesia	14	0.05	Thailand	15	0.05
Ireland	79	0.26	Turkey	114	0.37
Italy	1,099	3.57	United Kingdom	1,440	4.67
Japan	11,197	36.34	United States	4,060	13.18
Kazakhstan	4	0.01	**Subtotal**	**29,309**	**95.13**
Korea, Republic of	484	1.57	**OCR Net Income Transfers**	**1,439**	**4.67**
			Set-Aside Resources	**64**	**0.20**
			Total	**$ 30,812**	**100.00**

Note: 0 = $0.3 million and 0.00 represents 0.001%.

continued

NOTE D—INVESTMENTS FOR LIQUIDITY PURPOSE

Investment securities and negotiable certificates of deposit are classified as available for sale and are reported at FV. Unrealized gains and losses are reported in FUND BALANCES as part of Accumulated other comprehensive loss. Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

ADB may engage in securities lending of government or government-guaranteed obligations for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities must be available to meet ADB's obligation to counterparties. As of 30 June 2019, there were no government or government-guaranteed obligations transferred under securities lending arrangements (nil – 31 December 2018).

Interest income on investment securities and time deposits is recognized as earned, and reported net of amortizations of premiums and discounts.

The FV and amortized cost of investments for liquidity purpose as of 30 June 2019 and 31 December 2018 are as follows:

($ million)

| | 30 June 2019 | | 31 December 2018 | |
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
Due in one year or less	$ 978	$ 979	$ 1,051	$ 1,053
Due after one year through five years	2,133	2,110	2,023	2,047
Due after five years through ten years	868	843	290	292
Total	$ 3,979	$ 3,932	$ 3,364	$ 3,392

Additional information relating to investments in government or government-guaranteed obligations and other securities classified as available for sale are as follows:

($ million)

	30 June 2019	31 December 2018
As of		
Amortized cost	$ 3,371	$ 2,574
Fair value	3,418	2,546
Gross unrealized gains	49	4
Gross unrealized losses	(2)	(32)

	2019	2018
For the six months ended 30 June		
Change in net unrealized losses from prior year	$ 75	$ (32)
Proceeds from sales	129	136
Gross gain on sales	0	–
Gross loss on sales	(1)	(2)

continued

The annualized rate of return on the average investments for liquidity purpose held during the six months ended 30 June 2019, including securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month, was 2.21% (1.85% – 2018).

The table below provides a listing of investments that sustained unrealized losses as of 30 June 2019 and 31 December 2018. There were 50 government or government-guaranteed obligations (123 – 31 December 2018) and 1 corporate obligation (1 – 31 December 2018) that have been in continuous losses for over one year representing 19.41% (60.89% – 31 December 2018) of the total investments.

($ million)

| | One year or less | | Over one year | | Total | |
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
As of 30 June 2019						
Government or government-guaranteed obligations	$ 15	$ 0	$ 753	$ 2	$ 768	$ 2
Corporate Obligations	26	0	20	0	46	0
Total	$ 41	$ 0	$ 773	$ 2	$ 814	$ 2
As of 31 December 2018						
Government or government-guaranteed obligations	$ 109	$ 1	$ 2,029	$ 31	$ 2,138	$ 32
Corporate Obligations	2	0	20	0	22	0
Total	$ 111	$ 1	$ 2,049	$ 31	$ 2,160	$ 32

0 = less than $0.5 million.

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 June 2019 and 31 December 2018 are as follows:

($ million)

| | Total | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
30 June 2019				
Investments for liquidity purpose				
Government or government-guaranteed obligations	$ 3,259	$ 3,154	$ 105	$ –
Time deposits	561	–	561	–
Corporate obligations	159	159	–	–
Securities purchased under resale arrangements	41	–	41	–
Total at fair value	$ 4,020	$ 3,313	$ 707	$ –

64

continued

($ million)

| | Total | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
31 December 2018				
Investments for liquidity purpose				
Government or government-guaranteed obligations	$ 2,504	$ 2,400	$ 104	$ —
Time deposits	818	—	818	—
Corporate obligations	42	42	—	—
Securities purchased under resale arrangements	68	—	68	—
Total at fair value	$ 3,432	$ 2,442	$ 990	$ —

If available, active market quotes are used to measure fair values to investment securities and related financial assets. These include most government or government-guaranteed obligations. Investments and related financial assets where active market quotes are not available are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities. Time deposits are reported at cost, which approximates FV.

ADB maintains documented processes and internal controls to value the investment securities and financial assets. The data management unit in the Treasury Department is responsible for providing the valuation in accordance with the approved pricing guidelines. In instances where ADB relies primarily on prices from third party pricing information, there are procedures in place to validate the appropriateness of those values in determining the hierarchy levels. This involves evaluating the nature of prices provided by third party pricing sources to determine if they are indicative or binding prices.

NOTE E—RELATED PARTY TRANSACTIONS

Included in Payable to related funds is the net amount of $21 million ($13 million – 31 December 2018) payable to OCR, and $21 million ($1 million – 31 December 2018) payable to the TASF.

The payable to OCR represents the amount of administrative and operational expenses allocated to the ADF pending settlement while the payable to the TASF represents a specific portion of installment payments received from donors for ADF12 that were allocated to the TASF.

NOTE F—CONTRIBUTED RESOURCES AND ADVANCED CONTRIBUTIONS

In May 2019, $259.4 million was transferred from OCR to ADF following the Board of Governor's approval on the allocation of OCR's 2018 net income.

As of 30 June 2019, a total of $2,247 million was committed and acknowledged for ADF12, of which $1,231 million was made available for operational commitment and recorded in Contributed Resources.

Advance payments on contributions received from donors as of 30 June 2019 totaled $164 million ($216 million – 31 December 2018) and are presented under ACCOUNTS PAYABLE AND OTHER LIABILITIES. Of this amount, $51 million ($55 million – 31 December 2018) were received in cash, while the remaining $113 million ($161 million – 31 December 2018) were received in demand obligations and reported under OTHER ASSETS.

continued

NOTE G—ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive Loss has two major components: net loss (ADF-2) and other comprehensive loss (ADF-3). Other comprehensive loss includes unrealized gains and losses on Available for Sale securities.

The following table presents the changes in Accumulated Other Comprehensive Loss balances for the six months ended 30 June 2019 and 2018:

($ million)

	Accumulated Translation Adjustments		Unrealized Holding (Losses) Gains on Investments for Liquidity Purpose		Accumulated Other Comprehensive Loss	
	2019	2018	2019	2018	2019	2018
Balance, beginning of the period	$ (1,499)	$ (1,499)	$ (28)	$ (21)	$ (1,527)	$ (1,520)
Other comprehensive income (loss) before reclassification	–	–	74	(34)	74	(34)
Amounts reclassified from accumulated other comprehensive loss	–	–	1	2	1	2
Net current-period other comprehensive income (loss)	–	–	75	(32)	75	(32)
Balance, end of the period	**$ (1,499)**	**$ (1,499)**	**$ 47**	**$ (53)**	**$ (1,452)**	**$ (1,552)**

Note: Numbers may not sum precisely because of rounding.

The reclassifications of Accumulated Other Comprehensive Loss to Income and Expenses for the six months ended 30 June 2019 and 2018 are presented below:

($ million)

Accumulated Other Comprehensive Loss Components	Amounts Reclassified from Accumulated Other Comprehensive Loss		Affected Line Item in the Condensed Statement of Income and Expenses
	2019	2018	
Unrealized Holding Losses on Investments for Liquidity Purpose	(1)	(2)	NET REALIZED LOSSES FROM INVESTMENTS FOR LIQUIDITY PURPOSE

0 = less than $0.5 million.

NOTE H—ADMINISTRATIVE EXPENSES

Administrative expenses represent administration charges allocated to ADF, which is an apportionment of all administrative expenses of ADB in the proportion of the relative volume of operational activities.

NOTE I—GRANTS AND UNDISBURSED GRANTS

During the period, 13 grants totaling $328 million, net of $9 million write-back of undisbursed grants for financially closed and/or cancelled grants (8 grants totaling $102 million, net of $3 million writeback – 2018), became effective.

The FV of undisbursed grants approximates the amount outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

continued

NOTE J—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2019 through 22 August 2019, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the ADF's condensed financial statements as of 30 June 2019.

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2019 and 31 December 2018
Expressed in Thousands of US Dollars

	30 June (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS (Note H)		$ 66,762		$ 62,986
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and H)				
Government or government-guaranteed obligations	$ 40,000		$ –	
Time deposits	388,772	428,772	397,944	397,944
ACCRUED REVENUE		976		292
DUE FROM CONTRIBUTORS (Note H)		249,144		287,080
ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS (Note D)		23,932		5,831
TOTAL		$ **769,586**		$ **754,133**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Notes D and E)		$ 620		$ 716
UNDISBURSED TECHNICAL ASSISTANCE (Notes E)		404,092		449,884
TOTAL LIABILITIES		404,712		450,600
UNCOMMITTED BALANCES (TASF-2), represented by: Net assets without donor restrictions		364,874		303,533
TOTAL		$ **769,586**		$ **754,133**

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

68

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2019 and 2018
Expressed in Thousands of US Dollars

	2019	2018
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
CONTRIBUTIONS (Note F)	$ 80,070	$ 82,394
REVENUE		
From investments for liquidity purpose (Note C)	4,323	2,699
From other sources (Notes D and E)	4,162	3,813
Total	88,555	88,906
EXPENSES		
Technical assistance— net (Notes E and G)	(28,171)	(48,844)
Administrative expenses (Note D)	(3,698)	(3,202)
Financial expenses	(25)	(22)
Total	(31,894)	(52,068)
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	56,661	36,838
EXCHANGE GAINS (LOSSES) —net	4,680	(4,060)
INCREASE IN NET ASSETS	61,341	32,778
NET ASSETS AT BEGINNING OF PERIOD	303,533	399,509
NET ASSETS AT END OF PERIOD	**$ 364,874**	**$ 432,287**

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2019 and 2018
Expressed in Thousands of US Dollars

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 100,101	$ 119,978
Interest received on investments for liquidity purpose	3,644	2,737
Net cash received from other activities	464	609
Technical assistance disbursed	(72,184)	(74,656)
Financial expenses paid	(25)	(20)
Net Cash Provided in Operating Activities	32,000	48,648
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	5,186,521	6,338,572
Purchases of investments for liquidity purpose	(5,215,995)	(6,460,333)
Net Cash Used by Investing Activities	(29,474)	(121,761)
Effect of Exchange Rate Changes on Due from Banks	1,250	4,083
Net Increase (Decrease) in Due from Banks	3,776	(69,030)
Due from Banks at Beginning of Period	62,986	89,842
Due from Banks at End of Period	$ 66,762	$ 20,812

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2019 and 2018
(Unaudited)

NOTE A—NATURE OF OPERATIONS

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2018 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2019 and 2018 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

In July 2016, the Board of Governors adopted a resolution providing for the 11th replenishment of the Asian Development Fund and the sixth regularized replenishment of the Technical Assistance Special Fund (ADF 12). The replenishment which became effective on 30 May 2017, provides resources to finance the Asian Development Fund (ADF) grant program and the TASF operations during 2017-2020. As of 30 June 2019, total replenishment size is $3,812 million, of which $2,594 million comes from donor contributions. Donors agreed to allocate $461 million out of the total donor contributions to the TASF. As of 30 June 2019, ADB received all instruments of contributions totaling $2,594 million equivalent from 32 donors.[1]

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency and is used to measure exchange gains and losses

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "Fair Value Measurement" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

---

[1] US dollar equivalent based on the Board of Governors' Resolution No. 382 rates.

continued

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In June 2018, FASB issued ASU 2018-08, "*Not-for-Profit Entities (Topic 958) - Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made*", which should assist entities in (1) evaluating whether transactions should be accounted for as contributions (nonreciprocal transactions) within the scope of Topic 958, Not-for-Profit Entities, or as exchange (reciprocal) transactions subject to other guidance and (2) determining whether a contribution is conditional. The amendments in this update became effective on 1 January 2019 but did not have a material impact on TASF's financial statements.

In August 2018, as part of the FASB's disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 "*Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements*", the FASB issued ASU 2018-13 *"Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement"* which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment is effective on 1 January 2020. ADB is currently assessing the impact of this ASU on TASF's financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held by TASF are reported at fair value (FV). Interest income earned, realized and unrealized gains and losses are included in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments held during the six months ended 30 June 2019 based on the portfolio held at the beginning and end of each month, was 2.19% (1.62% – 30 June 2018).

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 June 2019 and 31 December 2018 are as follows:

($ thousand)

	Total		Fair Value Measurements					
			Level 1		Level 2		Level 3	
30 June 2019								
Investments for liquidity purpose								
Government or government-guaranteed obligations	$	40,000	$	40,000	$	–	$	–
Time deposits		388,772		-		388,772		-
Total at fair value	$	**428,772**	$	**40,000**	$	**388,772**	$	–
31 December 2018								
Investments for liquidity purpose								
Time deposits	$	397,944	$	–	$	397,944	$	–

ADB maintains documented processes and internal controls to value the investments. If available, investments securities are fair valued based on active market quotes. These include government or government-guaranteed obligations. Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. Under the four most recent replenishments, a specific portion of the total contributions is allocated to the TASF as regularized replenishments. ADF receives the contributions from members and subsequently transfers the specified portion to the TASF. Regional technical assistance projects and programs activities may be cofinanced by ADB's other Special Funds and trust funds administered by ADB. Interfund accounts are settled regularly between the TASF and the other funds.

ADB does not allocate any service fees to TASF for administering TA which involves a range of personnel services. The TASF has estimated the FV of personnel services involved in administering TAs to be 5% of amounts disbursed for TA projects. For the six months ended 30 June 2019, the calculated service fee was $3,698,000 ($3,202,000 – 30 June 2018) recorded as Administrative expenses under EXPENSES, and REVENUE From other sources. The transaction has no impact on the net assets of TASF.

continued

The interfund account balances included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES are as follows:

($ thousand)

	30 June 2019		31 December 2018	
Receivable from:				
Asian Development Fund	$	20,661	$	1,023
Climate Change Fund		28		25
Financial Sector Development Partnership Special Fund		–		4
Regional Cooperation and Integration Fund		9		2
Trust Funds—net		58		708
Total	$	20,756	$	1,762
Payable to:				
Ordinary capital resources—net	$	228	$	27
Climate Change Fund		–		0
Total	$	228	$	27

0 = Less than $500.

NOTE E—TECHNICAL ASSISTANCE AND RELATED UNDISBURSED AMOUNTS

TA is recognized in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed balance is eliminated accordingly. During the six months ended 30 June 2019, 30 TA projects and 19 supplementary TAs totaling $41,164,000 became effective (57 TA projects and 24 supplementary TAs totaling $60,885,000 – 2018) and a net amount of $12,993,000 ($12,041,000 – 2018) was written back as a reduction in TA.

Total undisbursed TAs are denominated in US dollars and represent effective TAs which have not been disbursed.

ADB normally finances all TA on a grant basis. However, some TA operations are subject to arrangements for recovery of full cost of the TA or provided on a reimbursable basis. As of 30 June 2019, $295,000 ($620,000–31 December 2018) was included in ACCOUNTS PAYABLE AND OTHER LIABILITIES as reimbursement for the TA, received in advance of the TA approval.

NOTE F—CONTRIBUTIONS

Contributions for the six months ended 30 June 2019 totaling $80,070,000 comprise transfer of $80,000,000 from OCR's 2018 allocable net income and $70,000 commitment from Pakistan by way of direct voluntary arrangement.

During the period, ADF received (in cash and promissory notes) $41,032,000 from 16 donors (ADF 12 – $35,225,000 and ADF XI – $5,807,000).

continued

Total contributions not yet received and reported as DUE FROM CONTRIBUTORS are as follows:

($ thousands)

	30 June 2019	31 December 2018
Direct Voluntary	$ -	$ 2
Regularized Replenishments		
ADF 12	221,433	253,817
ADF XI	3,812	9,282
ADF X	19,656	19,683
ADF IX	4,243	4,296
	249,144	287,078
Total	$ 249,144	$ 287,080

NOTE G—TECHNICAL ASSISTANCE EXPENSES

TA expenses are classified according to their nature using the budget allocation specified in the relevant TA agreement for the TAs that became effective during the year. The details of TA expenses for the six months periods ended 30 June 2019 and 2018 are as follows:

($ thousand)

	2019	2018
Consultants	$ 33,672	$ 47,177
Trainings and seminars	3,077	5,853
Equipment	722	548
Studies	401	1,907
Other expenses-net[a]	(9,701)	(6,641)
Total	$ 28,171	$ 48,844

[a] Net of amounts written back as reduction in TA (See Note E).

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of TASF's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, as part of its liquidity management, TASF invests cash in excess of daily requirements in short-term investments.

The TASF has liquidity of $455,534,000 as of 30 June 2019 consisting of DUE FROM BANKS of $66,762,000 and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $388,772,000 ($460,930,000 consisting of DUE FROM BANKS of $62,986,000 and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $397,944,000 – 31 December 2018). These are available within one year of the balance sheet date to meet cash needs for general expenditure as presented in the statement of financial position. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

DUE FROM CONTRIBUTORS is comprised mainly of contributions received from ADF 12 (Note F). The ADF 12 donors agreed to allocate $461,472,000 to the TASF which covers 2017-2020. The TASF replenishment from ADF 12 will form part of the financial assets available when contributions are received from donors and are made available for operational commitment.

continued

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2019 through 22 August 2019, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the TASF's condensed financial statements as of 30 June 2019.

76

JSF-1

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2019 and 31 December 2018
Expressed in Thousands of US Dollars

	30 June (Unaudited)			31 December (Audited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
ASSETS						
DUE FROM BANKS (Note G)	$ 196	$ 1,889	$ 2,085	$ 187	$ 1,920	$ 2,107
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and G)						
Time deposits	38,634	69,996	108,630	38,138	69,087	107,225
ACCRUED REVENUE	5	10	15	31	56	87
TOTAL	**$ 38,835**	**$ 71,895**	**$ 110,730**	**$ 38,356**	**$ 71,063**	**$ 109,419**
LIABILITIES AND NET ASSETS						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ –	$ 13	$ 13	$ –	$ 39	$ 39
TOTAL LIABILITIES	–	13	13	–	39	39
NET ASSETS (JSF-2), represented by: Uncommitted balances						
Without donor restrictions	–	71,882	71,882	–	71,024	71,024
With donor restrictions (Note E)	28,199	–	28,199	28,199	–	28,199
	28,199	71,882	100,081	28,199	71,024	99,223
Net accumulated investment income (Note E)						
With donor restrictions	10,636	–	10,636	10,157	–	10,157
	38,835	71,882	110,717	38,356	71,024	109,380
TOTAL	**$ 38,835**	**$ 71,895**	**$ 110,730**	**$ 38,356**	**$ 71,063**	**$ 109,419**

The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2019 and 2018
Expressed in Thousands of US Dollars

	2019			2018		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN NET ASSETS						
WITHOUT DONOR RESTRICTIONS						
REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)	$ —	$ 863	$ 863	$ —	$ 592	$ 592
REVENUE FROM OTHER SOURCES	—	21	21	—	9	9
Total	—	884	884	—	601	601
EXPENSES						
Administrative and financial expenses (Note F)	—	(26)	(26)	—	(25)	(25)
REVENUE IN EXCESS OF EXPENSES	—	858	858	—	576	576
EXCHANGE GAINS—net	—	0	0	—	0	0
INCREASE IN NET ASSETS WITHOUT DONOR RESTRICTIONS	—	858	858	—	576	576
CHANGES IN NET ASSETS						
WITH DONOR RESTRICTIONS						
REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE AND OTHER SOURCES (Note C)	479	—	479	318	—	318
INCREASE IN NET ASSETS WITH DONOR RESTRICTIONS	479	—	479	318	—	318
INCREASE IN NET ASSETS	479	858	1,337	318	576	894
NET ASSETS AT BEGINNING OF PERIOD	38,356	71,024	109,380	37,610	69,540	107,150
NET ASSETS AT END OF PERIOD	**$ 38,835**	**$ 71,882**	**$ 110,717**	**$ 37,928**	**$ 70,116**	**$ 108,044**

0 = Less than $500.
The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2019 and 2018
Expressed in Thousands of US Dollars

	2019			2018		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Interest received on investments for liquidity purpose	$ 496	$ 909	$ 1,405	$ 330	$ 623	$ 953
Net cash received from other sources	9	21	30	1	9	10
Technical assistance disbursed	–	–	–	–	(213)	(213)
Administrative and financial expenses paid	–	(52)	(52)	–	(26)	(26)
Net Cash Provided by Operating Activities	505	878	1,383	331	393	724
CASH FLOWS FROM INVESTING ACTIVITIES						
Maturities of investments for liquidity purpose	982,092	1,808,178	2,790,270	976,773	1,625,247	2,602,020
Purchases of investments for liquidity purpose	(982,588)	(1,809,087)	(2,791,675)	(977,103)	(1,624,870)	(2,601,973)
Net Cash (Used in) Provided by Investing Activities	(496)	(909)	(1,405)	(330)	377	47
Net (Decrease) Increase in Due from Banks	9	(31)	(22)	1	770	771
Due from Banks at Beginning of Period	187	1,920	2,107	184	1,206	1,390
Due from Banks at End of Period	$ 196	$ 1,889	$ 2,085	$ 185	$ 1,976	$ 2,161

The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2019 and 2018
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2018 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2019 and 2018 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Japan Special Fund (JSF), representing the currency of the primary economic operating environment.

The JSF reports the contributions of cash and other assets as restricted support if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS TRANSFERRED TO ASSETS WITHOUT DONOR RESTRICTIONS.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "Fair Value Measurement" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In June 2018, Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2018-08, *"Not-for-Profit Entities (Topic 958) - Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made"*, which should assist entities in (1) evaluating whether transactions should be accounted for as contributions (nonreciprocal transactions) within the scope of Topic 958, Not-for-Profit Entities, or as exchange (reciprocal) transactions subject to other guidance and (2) determining whether a contribution is conditional. The amendments in this update became effective on 1 January 2019 but did not have a material impact on JSF's financial statements.

In August 2018, as part of FASB's disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 *"Conceptual Framework for Financial Reporting— Chapter 8: Notes to Financial Statements"*, the FASB issued ASU 2018-13 *"Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement"* which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment is effective on 1 January 2020. ADB is currently assessing the impact of this ASU on JSF's financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 June 2019 and 31 December 2018 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE.

The annualized rates of return on the average investments for liquidity purpose held under Asian Currency Crisis Support Facility (ACCSF) and JSF during the six months ended 30 June 2019, based on the portfolio held at the beginning and end of each month, were 2.48% and 2.48%, respectively (1.69% and 1.72% respectively – 2018).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 June 2019 and 31 December 2018 is as follows:

($ thousand)

| | Total | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
30 June 2019				
Investments for liquidity purpose				
Time deposits	$ 108,630	$ –	$ 108,630	$ –
31 December 2018				
Investments for liquidity purpose				
Time deposits	$ 107,225	$ –	$ 107,225	$ –

continued

ADB maintains documented processes and internal controls to value investments. Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to JSF are settled regularly with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds.

As of 30 June 2019, $4,000 ($30,000 – 31 December 2018) was payable by JSF to OCR which is included in the ACCOUNTS PAYABLE AND OTHER LIABILITIES.

NOTE E—CONTRIBUTIONS AND NET ASSETS WITH DONOR RESTRICTIONS

Contributions received for specific TA projects/programs are classified as support with donor restrictions. As of 30 June 2019, the remaining uncommitted balance with donor restrictions pertains to the ACCSF which amounted to $28,199,000 ($28,199,000 – 31 December 2018) and net accumulated income from investments for liquidity purpose for settlement of all administrative expenses amounted to $10,636,000 ($10,157,000 – 31 December 2018).

NOTE F—ADMINISTRATIVE AND FINANCIAL EXPENSES

Administrative and financial expenses include salaries and benefits and financial expenses, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the six months ended 30 June 2019 and 2018:

($ thousand)

	2019	2018
Salaries and benefits	$ 26	$ 25
Financial expenses	0	0
Total	$ 26	$ 25

Note: 0 = amount less than $500.

NOTE G—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of JSF's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, as part of its liquidity management, JSF invests cash in excess of daily requirements in short-term investments.

The JSF has liquidity of $71,885,000 consisting of DUE FROM BANKS of $1,889,000 and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $69,996,000 ($71,007,000 consisting of DUE FROM BANKS of $1,920,000 and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $69,087,000 – 31 December 2018), available within one year of the balance sheet date to meet cash needs for general expenditure as presented in the statement of financial position. See Note E for discussions relating to donor restrictions on ACCSF's uncommitted balance.

continued

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2019 through 22 August 2019, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the JSF's condensed financial statements as of 30 June 2019.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2019 and 31 December 2018
Expressed in Thousands of US Dollars

	30 June (Unaudited)	31 December (Audited)
ASSETS		
DUE FROM BANKS (Note I)	$ 22,480	$ 12,391
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and I)		
Time deposits	3,861	3,811
PROPERTY, FURNITURE, AND EQUIPMENT (Note D)	2,071	29
DUE FROM CONTRIBUTORS (Note F)	–	6,694
LONG-TERM GUARANTEE DEPOSITS (Note E)	1,320	1,291
OTHER ASSETS	23	334
TOTAL	**$ 29,755**	**$ 24,550**

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Accrued pension and postretirement medical benefit costs	$ 6,251		$ 6,217	
Asset reinstatement obligations (Note E)	1,002		981	
Lease liability (Note E)	1,819		–	
Others	1,308	$ 10,380	1,042	$ 8,240
UNCOMMITTED BALANCES (ADBI-2), represented by:				
Net assets without donor restrictions	19,265		16,202	
Net assets with donor restrictions (Note G)	110	19,375	108	16,310
TOTAL		**$ 29,755**		**$ 24,550**

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2019 and 2018
Expressed in Thousands of US Dollars

	2019	2018
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
CONTRIBUTIONS (Note F)	$ 8,215	$ 6,958
REVENUE		
From rental (Note G)	158	160
From investments for liquidity purpose (Note C)	48	–
From other sources—net (Notes G and H)	326	175
NET ASSETS RELEASED FROM ASSETS WITH DONOR RESTRICTIONS	44	45
Total	8,791	7,338
EXPENSES		
Administrative expenses (Notes G and H)	(3,840)	(4,059)
Program expenses (Note G)	(2,134)	(2,243)
Total	(5,974)	(6,302)
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	2,817	1,036
EXCHANGE GAINS—net	208	156
TRANSLATION ADJUSTMENTS	38	209
INCREASE IN NET ASSETS WITHOUT DONOR RESTRICTIONS	3,063	1,401
CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS		
REVENUE FROM OTHER SOURCES (Note G)	46	255
NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS	(44)	(45)
INCREASE IN NET ASSETS WITH DONOR RESTRICTIONS	2	210
INCREASE IN NET ASSETS	3,065	1,611
NET ASSETS AT BEGINNING OF PERIOD	16,310	12,064
NET ASSETS AT END OF PERIOD	$ 19,375	$ 13,675

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2019 and 2018
Expressed in Thousands of US Dollars

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 14,966	$ 13,042
Interest received on investments for liquidity purpose	50	–
Expenses paid	(5,368)	(6,327)
Others—net	737	746
Net Cash Provided by Operating Activities	10,385	7,461
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	99,728	–
Purchases of investments for liquidity purpose	(99,778)	–
Net Cash Used in Investing Activities	(50)	–
Effect of Exchange Rate Changes on Due from Banks	(246)	83
Net Increase in Due From Banks	10,089	7,544
Due From Banks at Beginning of Period	12,391	13,809
Due From Banks at End of Period	$ 22,480	$ 21,353

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2019 and 2018
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2018 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2019 and 2018 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The functional currency of Asian Development Bank Institute (the Institute) is the yen. To date, contributions from Japan, Republic of Korea, Australia, Indonesia and People's Republic of China have been received. The reporting currency is the US dollar and the financial statements are expressed in US dollars.

The Institute reports the contributions of cash and other assets as support with donor restrictions if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the statement of activities and changes in net assets.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "Fair Value Measurement" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

continued

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2016-02, *"Leases (Topic 842),"* which established that all leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, *Elements of Financial Statements*. This ASU requires the recognition of lease assets and lease liabilities for the rights and obligations arising from leases with terms of more than 12 months. This also requires qualitative and specific quantitative disclosures. ASUs 2018-10 and 2018-11 in August 2018 and ASU 2019-01 in March 2019 were issued to make improvements and to further clarify the Codification in ASC 842. These updates were effective for the Institute on 1 January 2019. Upon adoption, the Institute elected to apply the practical expedients where it is allowed not to (1) reassess whether any expired or existing contracts are or contain leases; (2) reassess the lease classification for any expired or existing leases; and (3) reassess initial direct costs for any existing leases; and (4) apply the recognition requirements in this ASU to short-term leases which is less than 12 months. On 1 January 2019, the Institute recognized $3,354,000 in Right-of-use Asset under PROPERTY, FURNITURE, AND EQUIPMENT and $3,131,000 in Lease Liability under ACCOUNTS PAYABLE AND OTHER LIABILITIES as beginning balances in the Institute's statement of financial position.

In June 2018, FASB issued ASU 2018-08, *"Not-for-Profit Entities (Topic 958) - Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made"*, which should assist entities in (1) evaluating whether transactions should be accounted for as contributions (nonreciprocal transactions) within the scope of Topic 958, Not-for-Profit Entities, or as exchange (reciprocal) transactions subject to other guidance and (2) determining whether a contribution is conditional. The amendments in this update became effective for ADB on 1 January 2019 but did not have a material impact on the Institute's financial statements.

In August 2018, the FASB issued the following ASUs as part of its disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 *"Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements"*: (i) ASU 2018-13 *"Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement"* which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment is effective on 1 January 2020; and (ii) ASU 2018-14 *"Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20)—Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans"* which remove disclosures that no longer are considered cost-beneficial, clarify the specific requirements of disclosures, and add disclosure requirements identified as relevant. This amendment is effective on 1 January 2022. The Institute is currently assessing the impact of these ASUs on its financial statements.

88

continued

In August 2018, the FASB issued ASU 2018-15, "*Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract*" which align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). This amendment is effective on 1 January 2021 where requirements should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Institute is currently assessing the impact of this ASU on its financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 June 2019 and 31 December 2018 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rates of return on the average investments for liquidity purpose held during the six months ended 30 June 2019, based on the portfolio held at the beginning and end of each month, was 2.49% (nil – 2018).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 June 2019 and 31 December 2018 is as follows:

($ thousand)

	Total	Fair Value Measurements		
		Level 1	Level 2	Level 3
30 June 2019				
Investments for liquidity purpose				
Time deposits	$ 3,861	$ –	$ 3,861	$ –
31 December 2018				
Investments for liquidity purpose				
Time deposits	$ 3,811	$ –	$ 3,811	$ –

ADB maintains documented processes and internal controls to value investments. Time deposits are reported at cost, which approximates FV.

NOTE D—PROPERTY, FURNITURE, AND EQUIPMENT

As of 30 June 2019, property, furniture and equipment consist of $25,000 for office furniture, fixtures, and equipment ($29,000 – 31 December 2018), and $2,046,000 for right-of use asset relating to the Institute's office lease. Additional information on right-of-use asset is provided in Note E.

continued

NOTE E—LEASE

Right-of-use and Lease liability

The Institute's right-of-use asset and lease liability pertain to its leased office space, classified as an operating lease. Rental expenses under operating leases for the six months ended 30 June 2019 and 2018 were $1,334,000 and $1,347,000, respectively. As of 30 June 2019, the right-of-use asset of $2,046,000, which included prepaid rent of $227,000, was presented as part of PROPERTY, FURNITURE, AND EQUIPMENT. The lease liability of $1,819,000 as of 30 June 2019 was presented as part of ACCOUNTS PAYABLE AND OTHER LIABILITIES in the Institute's statement of financial position.

The Institute's three-year sublease agreement for a part of its office space was last renewed in 1 April 2017. The sublease has been classified as an operating lease. Additional information on the sublease is provided in Note G.

Long-term guarantee deposits

The Institute leases office space and deposits the equivalent of six months of office rent to the lessor, as stipulated in the contract of lease signed in 1997. The amount is updated every contract renewal. The last renewal date was 1 April 2017. As of 30 June 2019, the LONG-TERM GUARANTEE DEPOSITS presented in the Institute's statement of financial position amounted to $1,320,000 ($1,291,000 – 31 December 2018).

Asset reinstatement obligations

The Institute has recorded estimated asset reinstatement obligations for restoration costs to be incurred upon termination of its office space lease. As of 30 June 2019, asset reinstatement obligations amounted to $1,002,000 ($981,000 – 31 December 2018) and presented as part of ACCOUNTS PAYABLE AND OTHER LIABILITIES in the Institute's statement of financial position.

NOTE F—CONTRIBUTIONS

Contributions pertain to donations from governments of ADB's member countries and are approved by the ADB Board of Directors. Contributions are recognized in the statement of activities and changes in net assets when unconditional commitments are received from the donors.

Contributions committed and received during the six months ended 30 June 2019 and 2018 are as follows:

($ thousand)

Donor	Amount of commitment		Commitment date	Receipt date
	LC	USD		
Government of Japan				
34th contribution	¥ 692,534	$ 6,455	June 2019	24 June 2019
33rd contribution	¥ 98,604	$ 885	March 2019	19 March 2019
32nd contribution	¥ 672,069	$ 6,094	December 2018	18 January 2019
31st contribution	¥ 672,070	$ 6,083	June 2018	29 June 2018
30th contribution	¥ 672,069	$ 5,964	December 2017	17 January 2018
Government of Republic of Korea				
3rd installment of the 3rd contribution		$ 875	March 2019	30 April 2019
1st installment of the 3rd contribution		$ 875	March 2018	5 April 2018
Government of Indonesia				
2nd contribution		$ 600	October 2018	28 June 2019

LC = local currency, USD = US dollar.

continued

NOTE G—REVENUE AND EXPENSES

Revenue from rental

Revenue from rental consists of sublease rental income totaling $158,000 for the six months ended 30 June 2019 ($160,000 – 2018) received according to a space-sharing agreement with the Japanese Representative Office of ADB. The transactions with ADB were made in the ordinary course of business and negotiated at arm's length.

Revenue from other sources

Grants received from private donors for a specific purpose or program are classified as support with donor restrictions.

The net assets with donor restrictions including net accumulated interest income as of 30 June 2019 amounts to $110,000 ($108,000 – 31 December 2018).

Net assets released to assets without donor restrictions relate to non-sewered sanitation program expenses during the six months ended 30 June 2019 amounting to $44,000 ($45,000 – 2018) which have satisfied the conditions specified by the donor.

Administrative expenses

Administrative expenses include salaries and benefits, office and occupancy, travel, external services and other expenses, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the six months ended 30 June 2019 and 2018:

($ thousand)

	2019	2018
Salaries and benefits	$ 1,869	$ 2,015
Office and occupancy	1,551	1,657
Travel	147	182
External services	252	179
Other expenses	21	26
Total Administrative Expenses	$ 3,840	$ 4,059

Program expenses

Program expenses generally represent trainings and seminars and consultant expenses related to research and capacity building projects of the Institute. The following table summarizes program expenses for the six months ended 30 June 2019 and 2018:

($ thousand)

	2019	2018
Trainings and seminars	$ 1,649	$ 1,936
Consultants	485	307
Total Program Expenses	$ 2,134	$ 2,243

continued

NOTE H—RELATED PARTY TRANSACTIONS

ADB has not allocated service fees to the Institute for a range of administrative and financial services such as managing the investments or administering the Staff Retirement Plan and Post-Retirement Group Medical Insurance Plan. The fair value of those personnel services has been estimated to be 10 basis points of the average balance of the Institute's liquid assets. For the six months ended 30 June 2019, the calculated service fee was $10,100 ($8,700 – 2018) and recorded as Administrative expenses and REVENUE From other sources—net. The transaction has no impact on the net assets of the Institute.

Included in ACCOUNTS PAYABLE AND OTHER LIABILITIES were the amounts net payable to OCR of $133,000 at 30 June 2019 ($105,000 – 31 December 2018). The payable resulted from transactions in the normal course of business.

NOTE I—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of the Institute's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, as part of its liquidity management, the Institute invests cash in excess of daily requirements in short-term investments.

As of 30 June 2019, the Institute has liquidity of $26,341,000 consisting of DUE FROM BANKS of $22,480,000 and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $3,861,000 ($16,202,000 consisting of DUE FROM BANKS of $12,391,000 and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $3,811,000 – 31 December 2018), available within one year of the balance sheet date to meet cash needs for general expenditure as presented in the statement of financial position. See Note G for discussions relating to donor restrictions on the Institute's uncommitted balance.

NOTE J—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 30 June 2019 through 22 August 2019, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Institute's condensed financial statements as of 30 June 2019.

92

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2019 and 31 December 2018
Expressed in Thousands of US Dollars

	30 June (Unaudited)	31 December (Audited)
ASSETS		
DUE FROM BANKS (Note G)	$ 2,131	$ 2,630
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and G)		
Time deposits	14,177	15,482
ACCRUED REVENUE	2	11
ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS	123	90
TOTAL	**$ 16,433**	**$ 18,213**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 33	$ 62
UNDISBURSED TECHNICAL ASSISTANCE (Note E)	7,679	8,406
TOTAL LIABILITIES	7,712	8,468
UNCOMMITTED BALANCES (RCIF-2), represented by:		
Net assets without donor restrictions	8,721	9,745
TOTAL	**$ 16,433**	**$ 18,213**

The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2019 and 2018
Expressed in Thousands of US Dollars

	2019	2018
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
REVENUE		
From investments for liquidity purpose (Note C)	$ 187	$ 159
From other sources	3	1
Total	190	160
EXPENSES		
Technical assistance—net (Notes E and F)	(1,119)	(1,210)
Administrative and financial expenses (Notes D and F)	(93)	(81)
Total	(1,212)	(1,291)
REVENUE LESS THAN EXPENSES	(1,022)	(1,131)
EXCHANGE LOSSES—net	(2)	(3)
DECREASE IN NET ASSETS	(1,024)	(1,134)
NET ASSETS AT BEGINNING OF PERIOD	9,745	14,267
NET ASSETS AT END OF PERIOD	$ 8,721	$ 13,133

The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2019 and 2018
Expressed in Thousands of US Dollars

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest received on investments for liquidity purpose	$ 196	$ 166
Cash received from other sources	3	1
Technical assistance disbursed	(1,907)	(1,753)
Administrative and financial expenses paid	(96)	(79)
Net Cash Used in Operating Activities	(1,804)	(1,665)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	392,609	491,381
Purchases of investments for liquidity purpose	(391,304)	(489,847)
Net Cash Provided by Investing Activities	1,305	1,534
Net Decrease in Due From Banks	(499)	(131)
Due from Banks at Beginning of Period	2,630	1,917
Due from Banks at End of Period	$ 2,131	$ 1,786

The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2019 and 2018
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2018 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2019 and 2018 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Regional Cooperation and Integration Fund (RCIF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "Fair Value Measurement" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

continued

Accounting and Reporting Developments

In June 2018, Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2018-08, *"Not-for-Profit Entities (Topic 958) - Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made"*, which should assist entities in (1) evaluating whether transactions should be accounted for as contributions (nonreciprocal transactions) within the scope of Topic 958, Not-for-Profit Entities, or as exchange (reciprocal) transactions subject to other guidance and (2) determining whether a contribution is conditional. The amendments in this update became effective on 1 January 2019 but did not have a material impact on RCIF's financial statements.

In August 2018, as part of FASB's disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 *"Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements"*, the FASB issued ASU 2018-13, *"Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement"* which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment is effective on 1 January 2020. ADB is currently assessing the impact of this ASU on RCIF's financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 June 2019 and 31 December 2018 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the six months ended 30 June 2019, based on the portfolio held at the beginning and end of each month, was 2.48% (1.68% – 2018).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 June 2019 and 31 December 2018 is as follows:

($ thousand)

	Total	Fair Value Measurements		
		Level 1	Level 2	Level 3
30 June 2019				
Investments for liquidity purpose				
Time deposits	$ 14,177	$ –	$ 14,177	$ –
31 December 2018				
Investments for liquidity purpose				
Time deposits	$ 15,482	$ –	$ 15,482	$ –

ADB maintains documented processes and internal controls to value investments. Time deposits are reported at cost, which approximates FV.

continued

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the RCIF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision and operation of the RCIF and RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects.

The interfund account balances included in ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 30 June 2019 and 31 December 2018 are as follows:

($ thousand)

	30 June 2019	31 December 2018
Payable to:		
Ordinary capital resources	$ 15	$ 30
Technical Assistance Special Fund	9	2
Trust Funds—net	–	10
Total	$ 24	$ 42

NOTE E—TECHNICAL ASSISTANCE AND RELATED UNDISBURSED AMOUNTS

Technical assistance (TA) is recognized in the financial statements when the project becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed balance is eliminated accordingly. During the six months ended 30 June 2019, three TA projects totaling $1,800,000 became effective (one TA project and one supplementary TA totaling $1,750,000 – 2018), and $681,000 undisbursed amounts were written back ($540,000 – 2018).

Total undisbursed TAs are denominated in US dollars and represent effective TAs which have not been disbursed.

NOTE F—EXPENSES

Technical assistance—net

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TAs that became effective during the period. The details of TA expenses for the six months ended 30 June 2019 and 2018 are as follows:

($ thousand)

	2019	2018
Consultants	$ 1,048	$ 1,385
Trainings and seminars	609	210
Studies	13	40
Other expenses–net[a]	(551)	(425)
Total	$ 1,119	$ 1,210

[a] Net of amounts written back as reduction in TA (See Note E).

continued

Administrative and financial expenses

Administrative and financial expenses include service fees to OCR and financial expenses, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the six months ended 30 June 2019 and 2018:

($ thousand)

	2019	2018
Service fees	$ 92	$ 80
Financial expenses	1	1
Total	$ 93	$ 81

NOTE G—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of RCIF's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, as part of its liquidity management, RCIF invests cash in excess of daily requirements in short-term investments.

The RCIF has liquidity of $16,308,000 consisting of DUE FROM BANKS of $2,131,000 and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $14,177,000 ($18,112,000 consisting of DUE FROM BANKS of $2,630,000 and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $15,482,000 – 31 December 2018), available within one year of the balance sheet date to meet cash needs for general expenditure as presented in the statement of financial position. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2019 through 22 August 2019, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the RCIF's condensed financial statements as of 30 June 2019.

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2019 and 31 December 2018
Expressed in Thousands of US Dollars

	30 June (Unaudited)	31 December (Audited)
ASSETS		
DUE FROM BANKS (Note G)	$ 1,436	$ 1,854
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and G) Time deposits	22,667	23,857
ACCRUED REVENUE	3	20
ADVANCES FOR TECHNICAL ASSISTANCE AND GRANTS AND OTHER ASSETS (Note D)	22	31
TOTAL	**$ 24,128**	**$ 25,762**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 60	$ 139
UNDISBURSED TECHNICAL ASSISTANCE AND GRANTS (Note E)	9,322	8,010
TOTAL LIABILITIES	9,382	8,149
UNCOMMITTED BALANCES (CCF-2), represented by: Net assets without donor restrictions	14,746	17,613
TOTAL	**$ 24,128**	**$ 25,762**

The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2019 and 2018
Expressed in Thousands of US Dollars

	2019	2018
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
REVENUE		
From investments for liquidity purpose (Note C)	$ 293	$ 217
From other sources	15	14
Total	308	231
EXPENSES		
Technical assistance—net (Notes E and F)	(2,547)	(857)
Grants—net (Note E)	(233)	–
Administrative and financial expenses (Notes D and F)	(395)	(294)
Total	(3,175)	(1,151)
REVENUE LESS THAN EXPENSES	(2,867)	(920)
EXCHANGE LOSSES—net	(0)	(0)
DECREASE IN NET ASSETS	(2,867)	(920)
NET ASSETS AT BEGINNING OF PERIOD	17,613	20,221
NET ASSETS AT END OF PERIOD	**$ 14,746**	**$ 19,301**

0 = Less than $500.
The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2019 and 2018
Expressed in Thousands of US Dollars

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest received on investments for liquidity purpose	$ 310	$ 227
Cash received from other activities	15	14
Technical assistance and grants disbursed	(1,843)	(1,273)
Administrative and financial expenses paid	(90)	(64)
Net Cash Used in Operating Activities	(1,608)	(1,096)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	613,907	670,320
Purchases of investments for liquidity purpose	(612,717)	(670,847)
Net Cash Provided by (Used in) Investing Activities	1,190	(527)
Net Decrease in Due From Banks	(418)	(1,623)
Due from Banks at Beginning of Period	1,854	2,722
Due from Banks at End of Period	$ 1,436	$ 1,099

The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2019 and 2018
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2018 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2019 and 2018 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Climate Change Fund (CCF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "Fair Value Measurement" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

continued

Accounting and Reporting Developments

In June 2018, Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2018-08, "*Not-for-Profit Entities (Topic 958) - Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made*", which should assist entities in (1) evaluating whether transactions should be accounted for as contributions (nonreciprocal transactions) within the scope of Topic 958, Not-for-Profit Entities, or as exchange (reciprocal) transactions subject to other guidance and (2) determining whether a contribution is conditional. The amendments in this update became effective on 1 January 2019 but did not have a material impact on CCF's financial statements.

In August 2018, as part of FASB's disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 "*Conceptual Framework for Financial Reporting— Chapter 8: Notes to Financial Statements*", the FASB issued ASU 2018-13, "*Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement*" which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment is effective on 1 January 2020. ADB is currently assessing the impact of this ASU on CCF's financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 June 2019 and 31 December 2018 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the six months ended 30 June 2019, based on the portfolio held at the beginning and end of each month, was 2.49% (1.69% – 2018).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 June 2019 and 31 December 2018 is as follows:

($ thousand)

| | Total | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
30 June 2019				
Investments for liquidity purpose				
Time deposits	$ 22,667	$ –	$ 22,667	$ –
31 December 2018				
Investments for liquidity purpose				
Time deposits	$ 23,857	$ –	$ 23,857	$ –

ADB maintains documented processes and internal controls to value investments. Time deposits are reported at cost, which approximates FV.

104

CCF-4

continued

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the CCF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision and operation of the CCF. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects.

The interfund account balances included in ADVANCES FOR TECHNICAL ASSISTANCE AND GRANTS AND OTHERS ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 30 June 2019 and 31 December 2018 are as follows:

($ thousand)

	30 June 2019	31 December 2018
Receivable from:		
Trust Funds—net	$ –	$ 2
Payable to:		
Ordinary capital resources	$ 23	$ 105
Technical Assistance Special Fund	28	25
Total	$ 51	$ 130

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND RELATED UNDISBURSED AMOUNTS

Technical assistance (TA) and grants are recognized in the financial statements when the project becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed balance is eliminated accordingly. During the six months ended 30 June 2019, one grant and one TA project totaling $3,300,000 became effective (one TA project and two supplementary TAs totaling $1,108,000 – 2018), and $520,000 undisbursed amounts of TA and grants were written back ($251,000 – 2018).

Total undisbursed TA and grants are denominated in US dollars and represent effective TA and grants which have not been disbursed.

continued

NOTE F—EXPENSES

Technical assistance—net

TA expenses are classified according to their nature using the budget allocation specified in the relevant TA agreement for the TAs that became effective during the year. The details of TA expenses for the six months ended 30 June 2019 and 2018 is as follows:

($ thousand)

	2019	2018
Consultants	$ 2,432	$ 765
Trainings and seminars	390	208
Studies	–	105
Other expenses–net[a]	(275)	(221)
Total	$ 2,547	$ 857

[a] Net of amounts written back as reduction in TA (See Note E).

Administrative and financial expenses

Administrative and financial expenses include consultants, service fees to OCR, and other expenses, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the six months ended 30 June 2019 and 2018:

($ thousand)

	2019	2018
Consultants	$ 322	$ 246
Service fees	73	48
Financial expenses	0	0
Total	$ 395	$ 294

0 = Less than $500.

NOTE G—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of CCF's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, as part of its liquidity management, CCF invests cash in excess of daily requirements in short-term investments.

As of 30 June 2019, the CCF has liquidity of $24,103,000 consisting of DUE FROM BANKS of $1,436,000 and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $22,667,000 ($25,711,000 consisting of DUE FROM BANKS of $1,854,000 and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $23,857,000 – 31 December 2018), available within one year of the balance sheet date to meet cash needs for general expenditure as presented in the statement of financial position. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

continued

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2019 through 22 August 2019, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the CCF's condensed financial statements as of 30 June 2019.

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2019 and 31 December 2018
Expressed in Thousands of US Dollars

	30 June (Unaudited)	31 December (Audited)
ASSETS		
DUE FROM BANKS (Note G)	$ 6,214	$ 1,231
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and G) Time deposits	14,770	22,571
ACCRUED REVENUE	2	15
ADVANCES FOR GRANTS	3,500	1,516
TOTAL	$ 24,486	$ 25,333
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 9	$ 34
UNDISBURSED GRANTS (Note E)	3,500	4,627
TOTAL LIABILITIES	3,509	4,661
UNCOMMITTED BALANCES (APDRF-2), represented by: Net assets without donor restrictions	20,977	20,672
TOTAL	$ 24,486	$ 25,333

The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

108

APDRF-2

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2019 and 2018
Expressed in Thousands of US Dollars

	2019	2018
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
REVENUE		
From investments for liquidity purpose (Note C)	$ 188	$ 165
From other sources	10	4
Total	198	169
EXPENSES		
Grants—net (Note E)	127	(1,916)
Administrative and financial expenses (Notes D and F)	(20)	(19)
Total	107	(1,935)
INCREASE (DECREASE) IN NET ASSETS	305	(1,766)
NET ASSETS AT BEGINNING OF PERIOD	20,672	25,774
NET ASSETS AT END OF PERIOD	$ 20,977	$ 24,008

The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2019 and 2018
Expressed in Thousands of US Dollars

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest received on investments for liquidity purpose	$ 201	$ 173
Cash received from other sources	11	4
Grants disbursed	(2,985)	(2,000)
Administrative and financial expenses paid	(45)	(28)
Net Cash Used in Operating Activities	(2,818)	(1,851)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	397,514	510,476
Purchases of investments for liquidity purpose	(389,713)	(508,649)
Net Cash Provided by Investing Activities	7,801	1,827
Net Increase (Decrease) in Due From Banks	4,983	(24)
Due from Banks at Beginning of Period	1,231	4,171
Due from Banks at End of Period	$ 6,214	$ 4,147

The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2019 and 2018
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2018 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2019 and 2018 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Asia Pacific Disaster Response Fund (APDRF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "Fair Value Measurement" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

continued

Accounting and Reporting Developments

In June 2018, Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2018-08, "*Not-for-Profit Entities (Topic 958) - Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made*", which assist entities in (1) evaluating whether transactions should be accounted for as contributions (nonreciprocal transactions) within the scope of Topic 958, Not-for-Profit Entities, or as exchange (reciprocal) transactions subject to other guidance and (2) determining whether a contribution is conditional. The amendments in this update became effective on 1 January 2019 but did not have a material impact on APDRF's financial statements.

In August 2018, as part of FASB's disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 "*Conceptual Framework for Financial Reporting–Chapter 8: Notes to Financial Statements*", the FASB issued ASU 2018-13, "*Fair Value Measurement (Topic 820)–Disclosure Framework–Changes to the Disclosure Requirements for Fair Value Measurement*" which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment is effective on 1 January 2020. ADB is currently assessing the impact of this ASU on APDRF's financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 June 2019 and 31 December 2018 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the six months ended 30 June 2019, based on the portfolio held at the beginning and end of each month, was 2.33% (1.70% – 2018).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 June 2019 and 31 December 2018 is as follows:

($ thousand)

| 30 June 2019 | Total | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
Investments for liquidity purpose				
Time deposits	$ 14,770	$ –	$ 14,770	$ –

31 December 2018				
Investments for liquidity purpose				
Time deposits	$ 22,571	$ –	$ 22,571	$ –

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates fair value.

continued

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the APDRF are settled regularly with OCR and the other funds. Grants programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision, and operation of the APDRF. The service fee is currently 2% of the amount disbursed for grants and investment projects. There was no amount payable to OCR as of 30 June 2019 ($26,000 – 31 December 2018).

NOTE E—GRANTS AND RELATED UNDISBURSED AMOUNTS

Grants are recognized in the financial statements when the applicable project becomes effective. Upon completion or cancellation of a grant, any undisbursed amount is written back as a reduction in grants for the period and the corresponding undisbursed balance is eliminated accordingly. During the six months ended 30 June 2019, there were no grants that became effective (two grants amounting to $2,000,000 – 2018) and $127,000 undisbursed amounts were written back ($84,000 – 2018).

Total undisbursed grants are denominated in US dollars and represent effective grants which have not been disbursed.

NOTE F—ADMINISTRATIVE AND FINANCIAL EXPENSES

The administrative expenses and financial expenses generally include service fees to OCR and financial expenses, which are incurred for management and general supporting activities. The table below summarizes the administrative expenses for the six months ended 30 June 2019 and 2018:

($ thousand)

	2019	2018
Service fees	$ 20	$ 19
Financial expenses	0	0
Total	$ 20	$ 19

0 = Less than $500.

NOTE G—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of APDRF's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, as part of its liquidity management, APDRF invests cash in excess of daily requirements in short-term investments.

As of 30 June 2019, APDRF has liquidity of $20,984,000 consisting of DUE FROM BANKS of $6,214,000 and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $14,770,000 ($23,802,000 consisting of DUE FROM BANKS of $1,231,000 and INVESTMENT FOR LIQUIDITY PURPOSE in time deposits of $22,571,000 – 31 December 2018), available within one year of the balance sheet date to meet cash needs for general expenditure as presented in the statement of financial position. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

continued

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2019 through 22 August 2019, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the APDRF's condensed financial statements as of 30 June 2019.

114

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2019 and 31 December 2018
Expressed in Thousands of US Dollars

	30 June (Unaudited)	31 December (Audited)
ASSETS		
DUE FROM BANKS (Note H)	$ 3,768	$ 2,671
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and H)		
Time deposits	9,522	6,431
ACCRUED REVENUE	1	4
DUE FROM CONTRIBUTORS (Note F)	–	1,717
ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS (Note D)	–	23
TOTAL	**$ 13,291**	**$ 10,846**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 12	$ 44
UNDISBURSED TECHNICAL ASSISTANCE (Note E)	6,997	6,588
TOTAL LIABILITIES	7,009	6,632
UNCOMMITTED BALANCES (FSDPSF-2), represented by:		
Net assets without donor restrictions	6,282	4,214
TOTAL	**$ 13,291**	**$ 10,846**

The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2019 and 2018
Expressed in Thousands of US Dollars

	2019	2018
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
CONTRIBUTIONS (Note F)	$ 3,000	$ —
REVENUE		
From investments for liquidity purpose (Note C)	88	58
From other sources	29	18
Total	3,117	76
EXPENSES		
Technical assistance (Notes E and G)	(1,000)	(450)
Administrative and financial expenses (Notes D and G)	(30)	(23)
Total	(1,030)	(473)
CONTIBUTION AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES	2,087	(397)
EXCHANGE (LOSSES) GAINS—net	(19)	0
INCREASE (DECREASE) IN NET ASSETS	2,068	(397)
NET ASSETS AT BEGINNING OF PERIOD	4,214	5,354
NET ASSETS AT END OF PERIOD	$ 6,282	$ 4,957

0 = Less than $500.
The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

116

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2019 and 2018
Expressed in Thousands of US Dollars

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 4,697	$ —
Interest received on investments for liquidity purpose	92	60
Cash received from other sources	29	18
Technical assistance disbursed	(595)	(557)
Administrative and financial expenses paid	(35)	(38)
Net Cash Provided by (Used in) Operating Activities	4,188	(517)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	186,303	177,544
Purchases of investments for liquidity purpose	(189,394)	(177,604)
Net Cash Used in Investing Activities	(3,091)	(60)
Net Increase (Decrease) in Due From Banks	1,097	(577)
Due from Banks at Beginning of Period	2,671	3,933
Due from Banks at End of Period	$ 3,768	$ 3,356

The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2019 and 2018
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2018 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2019 and 2018 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Financial Sector Development Partnership Special Fund (FSDPSF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "Fair Value Measurement" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

118

continued

Accounting and Reporting Developments

In June 2018, Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2018-08, "*Not-for-Profit Entities (Topic 958) - Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made*", which assist entities in (1) evaluating whether transactions should be accounted for as contributions (nonreciprocal transactions) within the scope of Topic 958, Not-for-Profit Entities, or as exchange (reciprocal) transactions subject to other guidance and (2) determining whether a contribution is conditional. The amendments in this update became effective on 1 January 2019 but did not have a material impact on FSDPSF's financial statements.

In August 2018, as part of FASB's disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 "*Conceptual Framework for Financial Reporting— Chapter 8: Notes to Financial Statements*", the FASB issued ASU 2018-13 "*Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement*" which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment is effective on 1 January 2020. ADB is currently assessing the impact of this ASU on FSDPSF's financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 June 2019 and 31 December 2018 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the six months ended 30 June 2019, based on the portfolio held at the beginning and end of each month, was 2.41% (1.69% – 2018).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 June 2019 and 31 December 2018 is as follows:

($ thousand)

| | Total | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
30 June 2019				
Investments for liquidity purpose				
Time deposits	$ 9,522	$ –	$ 9,522	$ –
31 December 2018				
Investments for liquidity purpose				
Time deposits	$ 6,431	$ –	$ 6,431	$ –

ADB maintains documented processes and internal controls to value the investments. Time deposits are reported at cost, which approximates FV.

continued

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the FSDPSF is settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the FSDPSF. The service fees are set at (i) 5% of amounts disbursed for technical assistance projects; and (ii) 5% of amounts disbursed for grant components of investment projects up to $5,000,000, or 2% of amounts disbursed for grant components of investment projects above $5,000,000 with a minimum of $250,000, whichever is greater.

Included in ACCOUNTS PAYABLE AND OTHER LIABILITIES are the following interfund accounts:

($ thousand)

	30 June 2019		31 December 2018	
Payable to:				
Ordinary capital resources	$	3	$	31
Technical Assistance Special Fund		–		4
Total	$	3	$	35

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND RELATED UNDISBURSED AMOUNTS

Technical assistance (TA) and grants are recognized in the financial statements when the applicable project becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed balance is eliminated accordingly. During the six months ended 30 June 2019, there were one TA project and one supplementary approval that became effective totaling to $1,000,000 (one TA project and one supplementary approval totaling to $450,000 – 2018) and no undisbursed amount was written back (nil – 2018).

Total undisbursed TAs are denominated in US dollars and represent effective TA and grants which have not been disbursed.

NOTE F—CONTRIBUTIONS

In 4 May 2019, the FSDPSF received $3,000,000 following the Board of Governors' approval of the transfer of OCR's 2018 net income allocation.

In December 2018, the Government of Luxembourg committed contributions equivalent to $1,717,000 which were transferred to the FSDPSF on 3 January 2019. The amount committed in 2018 was reported in the Statement of Financial Position as DUE FROM CONTRIBUTORS as of 31 December 2018.

continued

NOTE G—EXPENSES

Technical assistance—net

TA expenses are classified according to their nature using the budget allocation specified in the TA paper for the TAs that became effective during the year. The details of TA expenses for the six months ended 30 June 2019 and 2018 is as follows:

($ thousand)

	2019	2018
Consultants	$ 907	$ 371
Trainings and Seminars	62	48
Studies	–	5
Other expenses	31	26
Total	$ 1,000	$ 450

Administrative and financial expenses

The administrative expenses and financial expenses generally include service fees to OCR and financial expenses, which are incurred for management and general supporting activities. The table below summarizes the administrative expenses for the six months ended 30 June 2019 and 2018:

($ thousand)

	2019	2018
Service fees	$ 30	$ 23
Financial expenses	0	0
Total	$ 30	$ 23

0 = Less than $500.

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of FSDPSF's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, as part of its liquidity management, FSDPSF invests cash in excess of daily requirements in short-term investments.

As of 30 June 2019, FSDPSF has liquidity of $13,290,000 consisting of DUE FROM BANKS of $3,768,000 and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $9,522,000 ($9,102,000 consisting of DUE FROM BANKS of $2,671,000 and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $6,431,000 – 31 December 2018), available within one year of the balance sheet date to meet cash needs for general expenditure as presented in the statement of financial position. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

continued

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2019 through 22 August 2019, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the FSDPSF's condensed financial statements as of 30 June 2019.